Exhibit 99.1

Sundance Energy

Australia Limited

Annual Report

31 December 2015

Table of Contents

Forward-looking Statements	1
Competent Persons Statement	1
Abbreviations & Definitions	1
Directors’ Report	2
Auditor’s Independence Declaration	35
Corporate Governance	36
Financial Information	47
Directors’ Declaration	99
Auditor’s Report	100
Additional Information	102
Corporate Information	104

Forward-Looking Statements

This Annual Report includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this report sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Competent Persons Statement

This report contains information on Sundance Energy’s reserves and resources which has been reviewed by Sarah Fenton, Professional Engineer, who is licensed in Colorado and is qualified in accordance with ASX Listing Rule 5.11 and has consented to the inclusion of this information in the form and context in which it appears.

Abbreviations & Definitions

1P Reserves - proved reserves which have at least a 90% probability that the quantities actually recovered will equal or exceed the estimate

2P Reserves - proved plus probable reserves which have at least a 50% probability that the quantities actually recovered will equal or exceed the estimate

3P Reserves - proved plus probable plus possible reserves which have at least a 10% probability that the quantities actually recovered will equal or exceed the estimate

Enterprise Value or EV - market capitalisation less cash plus debt

PV10 - discounted cash flows of the Company’s reserves using a 10% discount factor

Bbl — one barrel of oil

BOE - a barrel of oil equivalent, using the ratio of six Mcf of natural gas to one Bbl of crude oil

BOEPD — barrels of oil equivalent per day

Constant Case — the reserve report case using first of month average pricing for the trailing 12 months held constant throughout the life of the reserves as prescribed by the US Securities and Exchange Commission (SEC)

MBOE - a thousand barrels of oil equivalent

MBbl - a thousand barrels of crude oil

Mcf — one thousand cubic feet of natural gas

MMcf — one million cubic feet of natural gas

M - when used with $ equals millions

Net Acres — gross acres multiplied by the Company’s working interest

Net Wells - gross wells multiplied by the Company’s working interest

PDP - proved developed producing reserves

PUD — proved undeveloped reserves

PV/I — net change in the proved PV10 of the reserve report divided by development capital expenditures during the period under consideration less proceeds from divestitures

ROCE — return on capital employed defined as earnings before interest and taxes divided by assets minus current liabilities

One barrel of oil is the energy equivalent of six Mcf of natural gas.

All oil and gas quantity and revenue amounts presented in this report are net of royalties and transportation.

All currency amounts presented in this report are shown in US dollars except per share amounts which are presented in Australian dollars or unless otherwise noted by “A$”, which represents Australian dollars.

DIRECTORS’ REPORT

Your Directors present this report on the Company and its consolidated entities (“Group,” the “Company” or “Consolidated Group”) for the financial year ended 31 December 2015.

Directors

The names of Directors in office at any time during or since the end of the year are:

•      Michael D Hannell

•      Damien A Hannes

•      Neville W Martin

•      Eric P McCrady

•      H. Weldon Holcombe

These Directors have been in office since the start of the financial period to the date of this report.

Company Secretary

At the end of the financial period, Mr Damien Connor held the position of Company Secretary and has served as Company Secretary since August 2013. Mr. Connor has been a member of the Institute of Chartered Accountants of Australia since 2002 and is a member of the Governance Institute of Australia and a graduate of the Australian Institute of Company Directors.  He is also Chief Financial Officer and Company Secretary of ASX-listed UraniumSA Limited and Archer Exploration Limited.

Principal Activities

The principal activities of the Group during the financial year were:

•        the exploration for and development and production of oil and natural gas in the United States of America; and,

•        the continued expansion of its portfolio of oil and gas leases in the United States of America.

No significant changes in the nature of the activities of the Group occurred during the year.

Highlights and Significant Changes in State of Affairs

Following is a summary of highlights and significant changes in the state of affairs of the Group during the year ended 31 December 2015:

•                  Achieved record production in 2015 of 7,915 Boe/d, which included 648 Boe/d of flared gas, a 19% increase compared to prior year;

•                  This production increase was achieved while executing a down-cycle development plan which kept  drilling and completion capital expenditures substantially within operating cash flow of $64 million;

•                  Brought on 11 gross (10 net) wells during the year with 20 gross (10.5 net) wells waiting on completion at yearend;

•                  Maintained strong EBITDAX as a percentage of revenue of 70% in 2015 compared to 79% in 2014, despite a year-over-year reduction in realised commodity prices of over 50%;

•                  Acquired 5,500 net acres, 7 producing wells and 2 drilled but uncompleted wells from New Standard Energy, Ltd

•                  Proved oil and gas reserves at yearend were 26.2 mmboe, a 1% increase from the prior yearend; PV10 value using NYMEX strip pricing as of 31 December 2015 was $243.4 million.

•                  Oil hedges covered a total of 2.3 million bbls through 2019 with a weighted average floor of $50.08 and ceiling of $80.49.

•                  Continuing focus on safety and the environment resulted in no recordable safety incidents or material environmental breaches during the year.

There were no other material changes in the state of affairs of the Company.

Review of Operations

Revenues and Production.  The following table provides the components of our revenues for the year ended 31 December 2015 and 2014, as well as each year’s respective sales volumes:

	Year ended 31 December		Change in	Change as
	2015	2014	$	%
Revenue (US$’000)
Oil sales	82,949	144,994	(62,045)	(42.8)
Natural gas sales	4,720	6,161	(1,441)	(23.4)
Natural gas liquids (NGL) sales	4,522	8,638	(4,116)	(47.6)
Product revenue	92,191	159,793	(67,602)	(42.3)

	Year ended 31 December		Change in	Change as
	2015	2014	Volume	%
Net sales volumes:
Oil (Bbls)	1,828,955	1,675,078	153,877	9.2
Natural gas (Mcf)	2,580,682	1,803,000	777,682	43.1
NGL (Bbls)	393,211	267,952	125,259	46.7
Oil equivalent (Boe)	2,652,280	2,243,529	408,750	18.2
Average daily production (Boe/d)	7,267	6,147	1,120	18.2

Barrel of oil equivalent (Boe) and average net daily production (Boe/d).  Sales volume increased by 408,750 Boe (18.2%) to 2,652,280 Boe (7,267 Boe/d) for the year ended 31 December 2015 compared to 2,243,529 Boe (6,147 Boe/d) for the prior year due to the Company’s back-loaded 2014 development in which 20.9 of the 26.1 net Eagle Ford wells brought into production in 2014 had initial product in the second half of 2014.  Production in 2015 included a full year of production for these wells which had less than a half year of production in 2014.

The Eagle Ford contributed 6,167 Boe/d (85%) of total sales volume during the year ended 31 December 2015 compared to 4,187 Boe/d (68%) during the prior year. Mississippian/Woodford contributed 1,100 Boe/d (15%) of total sales volume during the year ended 31 December 2015 compared to 1,433 Boe/d (23%) during the prior year. Our sales volume is oil-weighted, with oil representing 69% and 75% of total sales volume for the year ended 31 December 2015 and 2014, respectively.

Oil sales.  Oil sales decreased by $62.0 million (42.8%) to $82.9 million for the year ended 31 December 2015 from $145.0 million for the prior year. The decrease in oil revenues was the result of the decrease in product pricing ($75.4 million), offset by increased oil production ($13.3 million).  The average price we realised on the sale of our oil decreased by 47.6% to $45.35 per Bbl for the year ended 31 December 2015 from $86.56 per Bbl for the prior year.  Oil production volumes increased 9.2% to 1,828,955 Bbls for the year ended 31 December 2015 compared to 1,675,078 Bbls for the prior year.

Natural gas sales.  Natural gas sales decreased by $1.4 million (30.7%) to $4.7 million for the year ended 31 December 2015 from $6.2 million for the prior year. The decrease in natural gas revenues was primarily the result of worse product pricing ($4.6 million), offset by increased production volumes ($2.7 million).  The average price we realised on the sale of our natural gas decreased by 52.0% to $1.83 per Mcf for the year ended 31 December 2015 from $3.42 per Mcf for the prior year.  Natural gas production volumes increased 777,682 Mcf (43.1%) to 2,580,682 Mcf for the year ended 31 December 2015 compared to 1,803,000 Mcf for the prior year.

Natural gas liquids sales (NGL).  NGL sales decreased by $4.1 million (47.6%) to $4.5 million for the year ended 31 December 2015 from $8.6 million for the prior year. The decrease in NGL revenues was primarily the result of worse product pricing ($8.2 million), offset by increased production volumes ($4.0 million). The average price we realised on the sale of our natural gas liquids decreased by 60.5% to $11.50 per Bbl for the year ended 31 December 2015 from $32.24 per Bbl for the prior year.  NGL production volumes increased 125,259 Bbls (46.7%) to 393,211 Bbls for the year ended 31 December 2015 compared to 267,952 Bbls for the prior year.

	Year ended 31 December			Change as
Selected per Boe metrics (US$)	2015	2014	Change in $	%
Total oil, natural gas and NGL revenue	34.76	71.22	(36.46)	(51.2)
Lease operating expense	(6.96)	(6.03)	0.93	15.4
Production tax expense	(2.33)	(3.10)	(0.78)	(25.1)
Depreciation and amortisation expense	(35.66)	(38.15)	(2.49)	(6.5)
General and administrative expense	(6.48)	(6.92)	(0.45)	(6.4)

Lease operating expenses.  Our lease operating expenses (LOE) increased by $4.9 million (36.4%) to $18.4 million for the year ended 31 December 2015 from $13.5 million in the prior year and increased $0.93 per Boe to $6.96 per Boe from $6.03 per Boe.  During 2015, certain operational changes were implemented to begin treating natural gas from a significant number of our wells in Texas so that it meets pipeline specifications and can be sold.  This gas had previously been flared.  The increase in LOE per BOE is primarily due to costs associated with treating the gas.

Production taxes.  Our production taxes decreased by $0.9 million (13.2%) to $6.0 million for the year ended 31 December 2015 from $7.0 million for the prior year but as a percent of revenue increased to 6.7% from 4.4%. The decrease in production taxes is due to the decrease in revenue.  The increase in production taxes as a percentage of revenue is primarily the result of ad valorem tax as a percentage of revenue.  Texas ad valorem amounts are assessed by the counties based on estimated value of developed reserves as at 1 January of each year.  To the extent that realized revenue pricing varies from beginning of year product prices used to assess the ad valorem amounts, the effective ad valorem rate can fluctuate significantly.

Depreciation and amortisation expense, including depletion.  Our depreciation and amortisation expense increased by $9.0 million (10.5%) to $94.6 million for the year ended 31 December 2015 from $85.6 million for the prior year, but decreased $2.49 per Boe to $35.66 per Boe from $38.15 per Boe.  The increase reflects our increase in production, offset by a lower depletable asset base due to prior-year and mid-year impairments.

General and administrative expenses.  General and administrative expenses per Boe decreased by 6.4% to $6.48 for the year ended 31 December 2015 as compared to $6.92 per Boe for the prior year. The decrease in general and administrative expenses per Boe is primarily due to a decrease in cash general and administrative expenses (excluding equity based compensation) and increased production levels diluting fixed general and administrative costs.  Cash general and administrative expenses per Boe decreased by 18.7% to $4.93 for the year ended 31 December 2015 as compared to $6.07 per Boe for the prior year.

Impairment expense.  The Company recorded impairment expense of $321.9 million for the year ended 31 December 2015 on the Company’s oil and gas assets as the recoverable amounts were less than the carrying value primarily as a result of continued lower commodity pricing.  See Note 19 of the Notes to the Consolidated Financial Statements for further discussion.

Exploration expense. The Company incurred exploration expense of $7.9 million for the year ended 31 December 2015 on two unsuccessful exploratory wells.  The Company incurred exploratory expense of $10.9 million in 2014 related to three unsuccessful exploratory wells.

Finance costs.  Finance costs, net of amounts capitalised to exploration and development, increased by $8.7 million to $9.4 million for the year ended 31 December 2015 as compared to $0.7 million in the prior year. The increase primarily relates to additional interest incurred on a larger average outstanding debt balance and lower capitalised interest as a result of less drilling and completion activity throughout 2015.

Gain on derivative financial instruments.  The gain on derivative financial instruments increased by $4.3 million to a $15.3 million gain for the year ended 31 December 2015 as compared to $11.0 million in the prior year.  The gain on commodity hedging consisted of $12.4 million of realised gains on commodity derivative contracts and $2.9 of unrealised gains on commodity derivative contracts in the year ended 31 December 2015.  The prior year gain on commodity hedging consisted of $9.7 million of unrealised gains on commodity derivative contracts and $1.3 of realised gains on commodity derivative contracts.

Following is a summary of the Company’s open oil and natural gas derivative contracts at 31 December 2015:

	Oil Contracts (Weighted Average)			Natural Gas Contracts (Weighted Average)
Contract Year	Units (Bbl)	Floor	Ceiling	Units (Mmbtu)	Floor	Ceiling
2016	1,037,063	$50.63	$76.14	2,040,000	$2.54	$3.58
2017	624,000	$47.53	$79.92	1,320,000	$2.85	$3.91
2018	444,000	$51.47	$81.53	930,000	$3.00	$4.32
2019	168,000	$52.51	$87.71	360,000	$3.27	$4.65
Total	2,273,063	$50.08	$80.49	4,650,000	$2.78	$4.01

Income taxes.  The components of our provision for income taxes are as follows:

	Year ended 31 December
(In US$’000s)	2015	2014

Current tax (expense)/benefit	6,572	(17)
Deferred tax benefit/(expense)	94,606	858
Total income tax benefit/(expense)	101,178	841
Combined Federal and state effective tax rate	27.3%	(5.8)%

Our combined Federal and state effective tax rates differ from the Group’s statutory tax rate of 30% primarily due to an increase in unrecognised tax losses, offset by US federal and state tax rates.  See Note 7 in the Notes to the Consolidated Financial Statements of this report for further information regarding our income taxes.

Adjusted EBITDAX.  Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation and gains and losses on commodity hedging, net of settlements of commodity hedging.

For the year ended 31 December 2015, adjusted EBITDAX was $64.8 million, or 70% of revenue, compared to $126.4 million, or 79% of revenue, from the prior year.

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Year ended 31 December
(In US$’000s)	2015	2014

IFRS Profit (Loss) Reconciliation to Adjusted EBITDAX:
Profit (loss) attributable to owners of Sundance	(269,795)	15,321
Income tax (benefit)/expense	(101,178)	(841)
Finance costs, net of amounts capitalised and interest received	9,418	494
Loss on debt extinguishment	1,451	—
(Gain) Loss on derivative financial instruments	(15,256)	(10,792)
Settlement of derivative financial instruments	12,404	1,150
Depreciation and amortisation expense	94,584	85,584
Impairment of non-current assets	321,918	71,212
Exploration expense	7,925	10,934
Stock compensation, value of services	4,100	1,915
Gain on sale of non-current assets	(790)	(48,604)
Adjusted EBITDAX	64,781	126,373
EBITDAX Margin	70%	79%

Exploration and Development

For the year ended 31 December 2015, the Company achieved record production of 7,915 Boe/d, which included 648 Boe/d of flared gas.  During the year ended 31 December 2015, the Company produced 2.9 MMBoe, which included 0.2 MMBoe of flared gas.  This resulted in a 19.3% increase in production from prior year.

The Company’s exploration and development activities are focused in the Eagle Ford and the Mississippian/Woodford Formations. Costs incurred for development and production expenditures for the Eagle Ford and Mississippian/Woodford Formations during the year ended 31 December 2015 totalled $72.7 million, which included $48.6 million of drilling and development expenditure, $22.9 million on facilities and infrastructure, and $1.2 million related to special projects that are expected to decrease operating expenses or increase production and have relatively short pay-back periods.  This investment resulted in the addition of 11 gross (10.0 net) wells into production, all of which are Sundance-operated horizontal wells.  An additional 20 gross (10.5 net) wells were being prepared for fracture stimulation as at 31 December 2015.

Acquisitions

In August 2015, the Company acquired New Standard Energy’s Eagle Ford assets and its 17.5 percent working interest in the PEL 570 concession in the Cooper Basin for an initial purchase price of approximately $16.4 million. The Eagle Ford assets included approximately 5,500 net acres, 7 gross producing wells and 2 wells that had been drilled, but not yet completed.

Dispositions

The Company had no significant dispositions in 2015.

Reserves

The Company’s reserves at 31 December 2015 were announced on 8 March 2016. Despite further reductions to oil prices throughout 2015, the Company’s Total Proved Reserves volumes remained relatively flat as compared to reserves at 31 December 2014.

The Company’s reserve estimates are calculated by Ryder Scott Company, L.P. (Ryder Scott) as at 31 December 2015 in accordance with SEC guidelines, except that NYMEX strip prices and various anticipated operating and capital cost reductions were applied.  The reserve estimates are based on, and fairly represent, information, supporting documentation prepared by, or under supervision of, Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado and Texas (Colorado No. 44720) with over 10 years of practical experience in estimation and evaluation of petroleum reserves.  Mr. Gardner meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We believe that he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Mr. Gardner consents to the inclusion in this report of the information and context in which it appears.

Summary reserve information presented in Ryder Scott’ evaluation is provided below.  PV10 value is calculated using NYMEX strip pricing as of 31 December 2015.  For management’s case reserve report assumptions, see Note 19 to the financial statements for further information.

Sundance Total	Oil (Mbbls)	NGL (Mbbls)	Gas (Mmcf) (1)	Mboe	PV10 ($ ‘000)
Proved Developed Producing	6,719	2,197	14,575	11,345	$160.6
Proved Undeveloped	11,164	1,500	13,420	14,901	82.8
Total Proved Reserves	17,883	3,697	27,995	26,246	$243.4

(1)         One barrel of oil is the energy equivalent of six Mcf of natural gas.

Financial Position

In May 2015, the Company refinanced its previous Credit Facilities with Wells Fargo to new Credit Facilities with Morgan Stanley, increasing its total borrowing capacity from an aggregate of $135 million to $250 million; comprised of a $125 million term loan, a reserve based revolver of up to $75 million and a $50 million accordion feature.  Throughout 2015, the Company increased its borrowings to $192 million ($125 million term loan and $67 million outstanding on the reserve based revolver).  On 30 December 2015, the Company’s reserve based revolver borrowing capacity was reduced from $75 million to $67 million.  As at year-end the Company was fully drawn on its term loan and reserve based revolver.  The $50 million accordion was available to the Company at year end, subject to certain restrictions, such as maintaining adequate proved reserve value to total debt ratio.  As at 31 December 2015, the Company was in compliance with all of its covenants and is forecasting to remain compliant for the remainder of 2016.

As at 31 December 2015, certain of the Company’s assets held for sale were included in the Borrowing Base Value under the Company’s Credit Agreement.  Upon the sale of these assets, the Lender may elect to reduce the then effective Borrowing Base by an amount equal to the value attributed to those assets if the value of the remaining assets doesn’t meet the prescribed asset coverage thresholds.  As at 31 December 2015, 25% of the Company’s Eagle Ford assets represented approximately 24% of the Borrowing Base Value so, if the valuation was unchanged at the time of the sale, the lender could elect to require repayment of that pro rata portion of the outstanding debt which equates to approximately $45 million.  That being said, there many variables that affect the Lender’s determination of Borrowing Base Value at any point in time and therefore it is difficult for the Company to estimate the Borrowing Base Value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.

Cashflow

Cash provided by operating activities for the year ended 31 December 2015 was $64.0 million, a decrease of $64.0 million compared to the prior year ($128.1 million).  This decrease was primarily due to receipts from sales decreasing $71.0 million, to $99.4 million.  See Review of Operations for more information.

Cash used in investing activities for the year ended 31 December 2015 decreased significantly to $180.8 million (including $66 million of payments related to 2014 development) as compared to $323.2 million in prior year (net of $115.3 million cash source from sale of non-current assets).  This decrease is due to the Company’s down-cycle development plan to drill and complete within operating cash flow.  Due to the continued depressed crude oil prices, the Company expects to continue its down-cycle development program through much of 2016.

Cash provided by financing activities for the year ended 31 December 2015 decreased to $50.4 million.  This decrease is a result of the lower net draws on the Company’s credit facilities ($62.0 million in 2015 compared to $100.0 million in prior year) and no equity raises in 2015 (compared to a net of $68.7 million in prior year).

Matters Subsequent to the End of the Financial Year

No significant matters occurred subsequent to 31 December 2015, but prior to the issuance of this Report

Future Developments, Prospects and Business Strategies

The Group’s business strategies and prospects for growth in future financial years are presently concentrated on growing the value of the Group’s current resource plays through direct leasing from mineral owners, small acquisitions of producing properties, drilling inventory within the Group’s current balance sheet capabilities, and development of the Group’s current acreage.  The Company’s 2016 capital program is expected to be funded with cash flow from operations.

Environmental Issues

The Group is committed to the environmentally sustainable development of its operations and, while the Group’s operations are subject to significant environmental regulation under the laws of the states in which we operate and the United States of America, no notice of any material breach has been received and the Directors believe no material breach of any environment regulations has occurred.  The Company maintains strict internal performance and reporting guidelines to capture all spills and emissions.  Additionally, a third party firm is used to conduct environmental inspections to ensure the company is meeting both internal and external standards.

In the Group’s Oklahoma asset, significant company and regulatory scrutiny has been placed on seismic events in proximity to salt water disposal wells (“SWDs”).  Prior to the development and operation of our SWDs, the company undertook a study of the state approved disposal zones and successfully drilled and completed its SWDs in state approved zones that accept sufficient volumes of water to meet the company’s operational objectives while minimizing the potential risk of seismic events.  We have three SWDs that were not in compliance with new regulations enacted in 2015.  Those SWDs are currently shut in.

Health and Safety

The Company is committed to providing a best in class health and safety environment for its employees, contractors and communities with a zero-defect target.  The Company tracks both company and company plus contractor incident rates.  During 2015, the Company had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate (“ORIR”) of 0.0 per 200,000 man hours and company plus contractor ORIR of 0.78 per 200,000 man hours.

The Company maintains a comprehensive safety program that includes training of employees and regular monitoring of employee and contractor safety certifications.  The Company uses a third party expert to conduct random safety audits of its key operational activities and implements any changes identified by these audits.

The Company uses subcontractors and vendors (“Contractors”) for execution of a significant portion of its operating activities.  Prior to utilising the Contractors, the Company investigates the historical safety ratings of the Contractor utilizing the Contractor’s Workers Compensation Experience Modification Ratio (“EMR”).  Only contractors with EMRs below 1.0 are utilized unless executive exception is granted. The Company investigates the safety certifications and experience of key Contractor employees expected to work on the Company’s assets.  As part of the Company’s policy all Contractors must provide written documentation that they will comply with the Company’s comprehensive written Health, Safety and Environmental Plan.

The Company actively encourages its employees to participate in a variety of health and wellness programs, either self-directed or those sponsored by the Company.  As a result, many employees utilize the Company’s dedicated wellness centre to assist in achievement of their individual health and wellness goals.

Market Volatility

Continued depressed commodity prices have significantly reduced the revenue and profitability of oil and gas companies, including Sundance.  Although we are unable to control fluctuations in commodity prices, we have been and will continue to focus on cost reductions and improving efficiency throughout our operations.

Dividends

No dividends were declared or paid during the financial year. No recommendation for payment of dividends has been made.

Information on Directors

Michael Damer Hannell

Chairman, BSc Eng (Hons), FIEAust

Experience

Mike has been a Director of Sundance since March 2006 and chairman of our board of directors since December 2008. Mr. Hannell has over 45 years of experience in the oil and gas industry, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of design and construction, engineering, operations, exploration and development, marketing and commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon) and Santos Ltd.  Mr. Hannell has previously held a number of board appointments the most recent being the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier; And  the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry.  Mr. Hannell has also served on a number of not-for-profit boards, with appointments as president of the Adelaide-based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Engineering (with Honors) from the University of London and is a Fellow of the Institution of Engineers Australia.

Interest in Shares:

1,148,500 ordinary shares in Sundance Energy Australia Limited

Special Responsibilities:

•Chairman of the Board of Directors

•Chairman of the Remuneration and Nominations Committee

•Member of the Audit and Risk Management Committee

•Member of the Reserves Committee

Other Directorships:

Nil

Eric P. McCrady

Director, BS in Business Administration

Experience

Eric has been our Chief Executive Officer since April 2011 and Managing Director of our board of directors since November 2011. He also served as our Chief Financial Officer from June 2010 until becoming Chief Executive Officer in 2011. Mr. McCrady has served in numerous positions in the energy, private investment and retail industries. From 2004 to 2010, Mr. McCrady was employed by The Broe Group, a private investment firm, in various financial and executive management positions across a variety of industry investment platforms, including energy, transportation and real estate. From 1997 to 2003, Mr. McCrady was employed by American Coin Merchandising, Inc. in various corporate finance roles. Mr. McCrady holds a degree in Business Administration from the University of Colorado, Boulder.

Interest in Shares, Restricted Share Units and Options:

2,435,140 Ordinary Shares in Sundance Energy Australia Limited and 3,620,228 Restricted Share Units

Special Responsibilities:

Managing Director and Chief Executive Officer of the Company

Other Directorships:

Nil

Damien Ashley Hannes
Director, BBs

Experience

Damien has been a Director since August 2009. Mr. Hannes has over 25 years of finance, operations, sales and management experience. He has most recently served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Damien was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Damien was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. He holds a Bachelor of Business degree from the NSW University of Technology in Australia and subsequently completed the Institute of Chartered Accounts Professional Year before being seconded into the commercial sector.

Interest in Shares:

5,901,561 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

•Chairman of the Audit and Risk Management Committee

•Member of the Remuneration and Nominations Committee

Other Directorships:

•Chairman of the Board of Directors of Australia Gold Corporation Ltd

Neville Wayne Martin

Director, LLB

Experience

Neville has been a Director since January 2012. Prior to his election, he was an alternate director on our board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University.

Interest in Shares:

502,800 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

•Member of the Audit and Risk Management Committee

•Member of the Reserves Committee

Other Directorships:

Nil

H. Weldon Holcombe
Director, BS in Civil Engineering

Experience

Weldon has been a Director since December 2012. Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (“HSE”), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet of natural gas of production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn.

Interest in Shares:

596,700 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

•Chairman of the Reserves Committee

•Member of the Remuneration and Nominations Committee

Other Directorships:

Nil

Meetings of Directors

The table below shows the number of meetings held during each Director’s tenure and the attendance by each Director and respective members of the Committees. In addition to the formal meetings held and noted below, a number of informal meetings were also held.

	Board of Directors Meetings		Audit and Risk Management Committee		Remuneration and Nominations Committee		Reserves Committee
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
M Hannell	10	10	6	6	5	5	2	2
E McCrady	10	10	—	—	—	—	—	—
D Hannes	10	9	6	6	5	5	—	—
N Martin	10	10	6	6	—	—	2	2
W Holcombe	10	10	—	—	5	5	2	2

The Audit and Risk Management, the Remuneration and Nominations, and the Reserves Committees both have charters approved by the Committees and, subsequently, the Board, which sets out the Committees’ objectives, composition, meeting frequency, access, duties and responsibilities.  Minutes are kept of all meetings and are tabled for adoption at the following Committee meetings. These minutes are subsequently provided to the Board for information and any discussion that may be necessary.  The Audit and Risk Management Committee meets with the external auditor at least twice a year.

Board Committees

Chairmanship and current membership of each of the board committees at the date of this report are as follows:

Committee	Chairman	Members
Audit and Risk Management	D. Hannes	N. Martin, M. Hannell
Remuneration and Nominations	M. Hannell	D. Hannes, H. W. Holcombe
Reserves	H. W. Holcombe	M. Hannell, N. Martin

Indemnifying Officers

The Company has paid premiums to insure each of the directors, officers and consultants against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director or executive of the Company, other than conduct involving a wilful breach of duty in relation to the Company. The policy does not specify the individual premium for each officer covered and the amount paid is confidential.

During or since the end of the reporting period, the Company has given an indemnity or entered into an agreement to indemnify, paid or agreed to pay insurance premiums as follows:

•                  Michael Hannell

•                  Eric McCrady

•                  Neville Martin

•                  Damien A Hannes

•                  Weldon Holcombe

•                  Cathy L. Anderson

•                  Grace L. Ford

•                  Damien Connor

The Company has not indemnified its auditors.

Unlisted Options

At the date of this report, no options were outstanding.

No person, or entity entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Unlisted Restricted Share Units

At 31 December 2015, 12,434,338 unlisted restricted share units remain unvested and will primarily vest over the next three years.  Upon vesting, RSUs will be converted to ordinary shares.

Proceedings on Behalf of Company

No person has applied to the Court for leave to bring proceedings on behalf of the Company or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

Non-Audit Services

The Board of Directors is satisfied that the provision of non-audit services during the reporting period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

•                                          all non-audit services are reviewed and approved by the Board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and

•                                          the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES 10 : Code of Ethics for Professional Accountants set by the Accounting Professional Ethics Standards Board.

The following fees for non-audit services were incurred related to services performed by the external auditors during the year ended 31 December 2015:

•                  Australian taxation services - $62,000

Rounding of Amounts

The Company is an entity to which ASIC Class Order 98/100, issued by the Australian Securities and Investments Commission, applies relating to the rounding off of amounts in the Directors’ Report.  Accordingly, amounts in the Directors’ Report have been rounded to the nearest thousand dollars, unless shown otherwise.

REMUNERATION REPORT
(audited)

The Directors present the Remuneration Report prepared in accordance with Section 30 of the Corporations Act 2001 (Corporations Act) for the consolidated entity for the year ended 31 December 2015.  This Remuneration Report has been audited as required by Section 308(3C) of the Corporations Act and forms part of the Directors’ Report.

An important change from last year’s report is that the incentive compensation awarded for the reporting year (2015) is covered in this report, rather than a year in arrears as was the practice in previous years.

Accordingly, this report details the key incentive remuneration activities for the year ended 31 December 2015 and provides remuneration information for the Company’s non-executive Directors (NEDs), Managing Director and other key management personnel (KMP) of the consolidated entity.  It also covers the key incentive remuneration activities for the year ended 31 December 2014 which have not been previously reported for the reason stated above.

All amounts are in USD unless explicitly stated otherwise.

Table of Content

A.            Key Fiscal Year 2015 Remuneration and Key Changes for Fiscal Year 2016

B.            Executive Summary

C.            Directors and Key Management Personnel (KMP)

D.            Remuneration Governance

E.             Remuneration Policy and Framework

•                  Fixed Pay and Benefits

•                  Short Term Incentives (STI)

•                  Long Term Incentives (LTI)

F.              Company Performance and Shareholder Wealth

G.            Non-executive Director Remuneration Policy

H.           Voting and Comments Made at Company’s Year Ended 31 December 2014 Annual General Meeting

I.                Employment Contracts

J.                Details of Remuneration

K.            Outstanding KMP Options and Restricted Share Units (RSUs)

L.             Shareholdings

A.                  Key Fiscal Year 2015 Remuneration and Key Changes for Fiscal Year 2016

Remuneration	2015 Action	2016 Action	Rationale
Fixed Remuneration	No increases to the CEO or KMP’s base salary.	CEO’s salary reduced from $370,000 (fiscal 2015) to $333,000 per year. The CFO and COO’s salaries were reduced from $295,000 (fiscal 2015) to $265,500.

In January 2016, the CEO, CFO and COO voluntarily agreed to reduce their base salaries indefinitely to help the Company reduce expenses and improve its cash flow during this time of low commodity prices.

Cash Short-Term Incentive	STI payments earned for 2014 were paid out in Restricted Stock Units.	No STI awards for 2015 performance.

During 2015, the Board elected to pay out the STI earned in 2014 in Restricted Stock Units (“RSUs) to assist in preserving liquidity in light of the low commodity price environment.
For 2016, no STI paid out for 2015 performance as a result of the further decline in commodity prices.

Equity Long-Term Incentive

LTI RSUs granted to KMPs (earned for 2014 and granted in 2015) with 50% time-based vesting and 50% vesting tied to Total Shareholder Return compared to a designated peer group over a three year period.

LTI incentives granted to KMPs (earned for 2015 and granted in 2016) comprised of:
- 50% of award value granted in RSUs with vesting tied to Absolute Total Shareholder Return over a three-year period
-50% of award value granted as deferred cash compensation which will be paid out only if specified share price targets are achieved during 2017 and 2018.

Annual long-term equity awards further align management with shareholder interest.
The 2016 award (earned for 2015) removes the time-based vesting concept, making the award 100% performance-based.
Splitting the LTI award in 2016 between RSUs and deferred cash allows the executive to participate in a portion of any future share price appreciation while limiting dilution.

Non-executive Director Compensation	No increase to base Director compensation.	Chairman’s base compensation reduced from A$132,500 to A$119,250. Non-executive Director base compensation reduced from A$100,000 to A$90,000. Committee fees were also reduced 10%.

In January 2016, the NEDs resolved to reduce their 2016 compensation by 10% for an indefinite period of time to help the Company reduce expenses and improve its cash flow during this time of low commodity prices.

B.                                    Executive Summary

What We Do:	What We Don’t Do:

• Pay for Performance — STI awards are based on historical Company performance and vesting of LTI awards is aligned with shareholder outcomes.

• Utilize a Quantitative Process for STI Performance Bonuses — The Remuneration and Nominations Committee establishes Company performance measures and goals at the beginning of the performance year that are assigned individual weightings. In considering bonus awards for the year, the Committee scores the Company’s performance on each measure in arriving at an overall weighted score that determines the amount of any cash bonus pool.

• Require Share Ownership by Executive Officers — Board-adopted guidelines establish robust minimum share ownership levels for our executive officers to ensure appropriate alignment with shareholders.

• Provide for Clawback of Compensation - The Committee may require reimbursement or forfeiture of all or a portion of any performance cash bonus or LTI in the event the Company is required to restate financial statements or if the Company relied on materially inaccurate information in making its incentive compensation decisions.

• Enter into Egregious Employment Contracts — The Company does not enter into contracts containing multi-year guarantees for salary increases, non-performance based bonuses or equity compensation.

• Provide Excessive Severance and/or Change in Control Provisions — No liberal change in control definition in individual contracts or equity plans that could result in payments to executives without an actual change in control or job loss occurring.

• Provide Tax Gross-Ups — The Company does not include tax gross-up payments for any STI or LTI Plans.

• Allow Speculation on Our Company’s Ordinary Shares — Company policy prohibits our executives from engaging in short-term or speculative transactions involving our ordinary shares. This policy prohibits trading in our shares on a short-term basis, engaging in short sales, buying and selling puts and calls, and discourages the practice of purchasing the Company’s shares on margin.

• Permit Abusive Perquisites Practices - Perquisites made available to our executives are strictly limited.

• Equity Grant Practices - The Company does not backdate or re-price equity awards retroactively.

Remuneration Practices and Policies

Our Board of Directors recognizes that attracting and retaining high-caliber directors and executives with appropriate incentives is critical to generating shareholder value. We have designed our remuneration program to provide rewards for individual performance and corporate results and to encourage an ownership mentality among our executives and other key employees. We believe a significant portion of our executives’ pay should be at-risk to performance. We have also progressively adapted the design of the program to recognize the business environment in which we operate, emerging practices in the US oil and gas industry, and balancing the interests of shareholders.

Sundance shares are traded on the Australian Securities Exchange (ASX) and all of our management team and operations are located in the United States. In order to retain our current talent and continue to attract highly skilled talent in the U.S., we have adopted remuneration programs that are competitive with our peers in the U.S. marketplace while also meeting ASX listing requirements.

The objectives of our remuneration program are to:

•                  Attract and retain highly trained, experienced, and committed executives who have the skills, education, business acumen, and background to lead a mid-tier oil and gas business;

•                  Motivate and reward executives to drive and achieve our goal of increasing shareholder value;

•                  Provide balanced incentives for the achievement of near-term and long-term objectives, without motivating executives to take excessive risk; and

•                  Track and respond to developments such as the tightening in the labor market or changes in competitive pay practices.

The primary components of our executive remuneration program consist of long-term equity incentive awards, the opportunity to receive an annual performance cash bonus, and base salary. We generally target each component, as well as the aggregate of the components, at between approximately the 25th and 50th percentile of market remuneration comparable within a group of similarly-sized ASX and U.S. listed oil and gas exploration and production companies.  Individual remuneration levels may vary from these targets based on performance, expertise, experience, or other factors unique to the individual or the Company. We also provide retirement and other benefits typical for our peer group.

C.                                    Directors and Key Management Personnel

•                  Michael D Hannell (Chairman)

•                  Eric P McCrady (Managing Director and Chief Executive Officer)

•                  Damien A Hannes (Non-executive Director)

•                  Neville W Martin (Non-executive Director)

•                  H. Weldon Holcombe (Non-executive Director)

•                  Cathy L Anderson (Chief Financial Officer)

•                  Grace Ford (Chief Operating Officer)

D.                                    Remuneration Governance

In assessing total remuneration, our objective is to be competitive with industry remuneration while considering individual and company performance. The majority of each executive’s potential remuneration is performance based and “at risk.” We believe that equity ownership is an important element of remuneration and that, over time, more of the executives’ remuneration should be equity-based rather than cash-based so as to better align executive remuneration with shareholder return. For the year ended 31 December 2015, the targeted “at risk” remuneration relating to performance variability with cash bonuses and LTI represents approximately 81% for the Managing Director and approximately 75% for all other KMP’s, as illustrated in the tables below.

Basic Principles

While our shares are traded on the Australian Securities Exchange (ASX), all of our management team and operations are located in the United States.  As such, we have adopted the following considerations for managing executive remuneration:

•                  Recognition that Sundance Energy is a publicly listed Australian company, with mainly Australian shareholders;

•                  Recognition that remuneration must be competitive within the local working environment in order to attract and to retain the necessary people to grow the company according to the Board’s approved strategy;

•                  The remuneration must achieve the appropriate balance between shareholder interests and management motivation and retention;

•                  Due recognition and observance of the ASX listing rules and the Corporations Act must be made;

•                  The Committee should be advised by an appropriate independent industry expert;

•                  The remuneration is to include three basic elements:

•                  Base salaries (which are reviewed at the end of each fiscal year);

•                  Short term incentives in the form of annual cash bonuses based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board;

•                  Long term incentives in the form of equity and/or deferred cash compensation based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board.

•                  The STI is to include a discretionary component, which allows the Remuneration and Nominations Committee to recommend to the Board the awarding of bonuses to executives where the Remuneration and Nominations Committee believes they are warranted based on strong individual performance and meeting predetermined Company objectives.

Share Ownership Guidelines

Ownership of our shares by our executives aligns their interests with the interests of our shareholders. Accordingly, the Board of Directors maintains share ownership guidelines for certain key management personnel. An executive’s failure to meet the share ownership guidelines may influence an executive’s future mix of cash and non-cash compensation awarded by the Committee. The Remuneration and Nominations Committee intends to review these guidelines in 2016.

Executives are not permitted to invest in derivatives involving Company shares.

Claw Back Provisions

The Board, in its sole discretion, shall reserve the right to claw back any incentive awards issued if any of the following conditions apply:

•                  The Company’s financial statements are required to be restated due to material non-compliance with any financial reporting requirements under the federal securities laws (other than a restatement due to a change in accounting rules); and

•                  As a result of such restatement, a performance measure which was a material factor in determining the award is restated, and

•                  In the discretion of the Board, a lower payment would have been made to the executive officer based upon the restated financial results;

•                  Should it subsequently be found that the information or assumptions are materially erroneous;

•                  In the event that there is evidence of fraud by any employee resulting in material adverse change in the Company’s financial statements.

E.            Remuneration Policy and Framework

The Remuneration and Nominations Committee

The Remuneration and Nominations Committee makes recommendations to our Board of Directors in relation to total remuneration of Directors and executives and reviews their remuneration annually. The Committee members are all independent Directors, and independent external advice is sought when required.

Remuneration Consultant

Given the unique structure of being traded on the ASX but having a U.S.-based management team and operations, the Remuneration and Nominations Committee retained Meridian Compensation Partners, LLC (Meridian) as its independent remuneration consultant for the 2014 and 2015 fiscal years. Meridian was retained to provide executive and Director remuneration consulting services to the Committee, including advice regarding the design and implementation of remuneration programs that are competitive and common among the U.S. oil and gas exploration and production industry, competitive market information, comparison advice with Australian companies and practice, regulatory updates and analyses and trends on executive base salary, short-term incentives, long-term incentives, benefits and perquisites.  Amounts paid to Meridian for these services during fiscal year 2014 and 2015 were approximately $70,000 and $133,000, respectively.  Meridian did not provide any other services to the Company during these periods.

In order to ensure that any remuneration recommendations made by Meridian were free from undue influence by management, the Remuneration and Nominations Committee engaged Meridian and any advice, work or recommendations made by Meridian were provided directly to the committee chairman.  The Board is satisfied that Meridian remains free from undue influence by management.

Elements of Remuneration

	Component	Description
Cash	Base Salary (Fixed)	Competitive pay to attract and retain talented executives.
Remuneration	Short-Term Incentives (Performance Based)	Annual incentive plan designed to provide executives with an opportunity to earn an annual cash incentive based on Company financial and operational performance.
Equity Remuneration	Long-Term Incentives (Performance Based)

Restricted share awards intended to motivate and to promote the retention of management with outcomes reflecting Company performance over the three-year vesting period. Equity awards further align the interests of our executives with those of our shareholders.

Deferred Cash	Long-Term Incentives (Performance Based)

Deferred cash awards intended to motivate and to promote the retention of management with outcomes reflecting Company performance over a two to three-year time frame. Deferred cash awards align the interests of our executives with those of our shareholders.

Other Benefits	Health and Welfare Benefit Plans (Other)	Executives are eligible to participate in health and welfare benefit plans generally available to other employees.

Base Salary

Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical and expected contributions to the Company. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based remuneration.  In setting the amount, the individuals’ performance is considered as well as the length of time in their current position without a salary increase.

There were no changes to base salaries in 2015.  In January 2016, the MD, CFO and COO voluntarily agreed to a 10% decrease in their base salaries to help the Company reduce expenses and improve its cash flow during this time of low commodity prices.  The reductions in base salary were effective 23 January 2016 and are for an indefinite period of time.  The salaries of the MD and KMPs that were in effect prior to the reduction will be used for all other purposes, including calculating LTI and any termination payments due.

Incentive Remuneration

Our incentive remuneration program is designed to incentivize and to motivate management and senior employees to achieve short and long-term goals to improve shareholder value. This plan represents the performance-based, at-risk component of each executive’s total remuneration. The incentive remuneration program is designed to: 1) align management and shareholder interests, and 2) attract and retain management and senior employees to execute strategic business plans to grow the Company as approved by our Board of Directors.  It is the practice of the Remuneration and Nominations Committee to carefully monitor the incentive remuneration program to ensure its ongoing effectiveness.

The incentive remuneration program has provisions for an annual bonus of cash and/or equity in addition to the base salary levels. The annual bonus STI is established to reward short-term performance towards the Company’s goal of increasing shareholder value. The equity and deferred cash components of LTI are intended to reward progress towards our long-term goals and to motivate and retain management to make decisions benefiting long-term value creation.

On an annual basis, targets are established and agreed by the Remuneration and Nominations Committee, subject to approval by the Board of Directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses for the Key Management Personnel require approval by the Remuneration and Nominations Committee and are fully discretionary. Bonuses earned under the STI are normally paid in cash, but may be paid by means of awarding RSUs.  Bonuses under the LTI are generally awarded with RSUs but at the Board’s discretion may include other features such as the deferred cash awards that were made in 2016 relative to 2015 performance.

Based on an assessment of the overall management team and Company performance achievement relative to financial metrics, a bonus pool is formed, based on a percentage of each employee’s annual base salary, for allocating awards relative to the individual performance category.  The Managing Director recommends to the Remuneration and Nominations Committee the allocation of such awards for Key Management Personnel other than himself.  The Remuneration and Nominations Committee determines the allocation of the Managing Director’s individual performance bonus, along with any adjustments (either positive or negative) to the recommendations made by the Managing Director for other Key Management Personnel.  The grant of RSUs to the Managing Director (as a Director) is subject to shareholder approval at the AGM, in accordance with the ASX Listing Rules.

The Committee has put in place a ceiling on short-term incentive awards with specific metrics that are aligned with the interests of shareholders.  Annual incentive payouts should not exceed 10% of Net Operating Cash Flow (defined as Net Income adjusted for changes in Working Capital and Non-Cash Operating Expenses).

2015 STI

For the 2015 fiscal year, STI bonus targets ranged from 75% to 100% of base salaries. However, the Board determined there would be no STI payout for the 2015 performance year as a result of the sustained depressed commodity price environment.

2014 STI

The table below contains the payout leverage for performance achievement as a percent of target.

Level	Performance Achievement	Payout Earned
	Performance <90% results in zero payout
Threshold	90%	50%
	Every 1% increase in performance above threshold yields a 5% increase in payout up to target.
Target	100%	100%
	Every 1% increase in performance above target yields a 2% increase in payout up to maximum.
Maximum	125%	150%

Performance Scorecard

The Company’s key financial performance metrics were chosen as achievement of these capital efficiency focused metrics are highly correlated to long-term total shareholder returns. The bonus targets, performance and results below were related to performance during the year ended 31 December 2014.

					Year Ended 31 December 2014
		A	B	C	D	E	F = C x E
Financial Performance Metric	Rationale	Performance Target	Actual Performance	Target Weighting	Percent of Target Achieved	Performance Modification	Modified Weighted Score
Production / 1,000 weighted average debt adjusted share (1)	Increased production per debt adjusted share promotes capital efficient growth of profitability and cash flow	3.847	3.615	17.5%	94%	70%	12.2%
Cash margin	Efficient operations drive cash flow for reinvestment and long term sustainability	72.6%	75.9%	17.5%	105%	109%	19.1%
Net asset value / debt adjusted share	Increases in net asset value per debt adjusted share increase the long-term value of each shareholders investment	0.84	0.79	17.5%	94%	67%	11.8%
PV/I (2)	Efficient capital expenditure provides business sustainability	1.25	1.39	17.5%	112%	123%	21.5%
Health, safety and environmental	Sundance is committed to the safety of all involved in its business activities	Qualitative	25%	10%	25%	25%	2.5%
Discretionary	Reward achievement of Company goals such as acreage and asset growth, cost control, balance sheet liquidity and treasury management, financial reporting, acquisitions/divestitures and process improvement	Qualitative	75%	20%	75%	75%	15.0%
Total Weighted Achievements				100%			82.1%

(1)       Debt adjusted shares are defined by the weighted average shares during the year; plus the debt balance outstanding at the end of the period adjusted for working capital, divided by the closing share price.

(2)       Increase in PV10 of proved reserves divided by the capital spent to generate that growth during the period excluding acquisitions and dispositions.

Resulting Payouts for the year ended 31 December 2014:

During 2015, the Board elected to pay out the STI incentive for 2014 in RSUs rather than cash in order to assist in preserving liquidity as a result of the decline in commodity prices.  At that same time, the Board also approved an STI incentive award for Mr. McCrady in the amount of $300,000 to be paid out by the grant of 770,950 fully vested RSUs.  Since equity grants to Mr. McCrady require shareholder approval and it was past the deadline to submit a resolution for inclusion in the 2015 AGM Notice, it was agreed that the resolution soliciting approval of this grant would be included in the 2016 AGM Notice.  If shareholder approval is not obtained at the 2016 AGM, the award will be settled in cash.

Name	2014 Gross Pay	STI Target (% of Salary)	Total STI Payout Value ($)	# of RSUs	STI Payout as a Percent of Target
C. Anderson	$291,770	75.0%	$180,000	462,570	82.1%
G. Ford	$292,000	75.0%	$180,000	462,570	82.1%

Long-Term Incentives

The Company has two active equity incentive plans under the LTI component of the incentive remuneration program. These are the Sundance Employee Option Plan (“ESOP”) and the Sundance Energy Australia Limited Restricted Share Units available only to our U.S. employees under the Incentive Remuneration Plan (the “RSU Plan”).

ESOP Plan

The ESOP provides for the issuance of stock options at an exercise price determined at the time of the issue by a committee designated by the Board (the “Plan Committee”). Options under the ESOP may be granted to eligible employees, as determined by the Plan Committee, and typically include our executive officers and key employees.

Historically, the Plan Committee has granted options in connection with attracting new key employees upon commencement of employment.  It is within the discretion of the Remuneration and Nominations Committee, however, to authorize additional option grants during the tenure of employment. Historically, an option generally vests 20 percent on the 90th day following the grant date, with an additional 20 percent vesting on the first, second, third and fourth anniversaries thereof. Options are valued using the Black-Scholes methodology and recognized as remuneration in accordance with their vesting conditions. The Company may amend the ESOP or any portion thereof, or waive or modify the application of the ESOP rules in relation to a participant, at any time. Certain amendments to the ESOP may require the approval of the option holders.

No stock options were granted during fiscal year 2015.  During 2015, it was determined that all outstanding options would be converted to RSUs with the same vesting terms as the associated underlying options.  The conversion was finalized in early 2016 and shares were issued for RSUs that were vested at that time.  The remainder of these RSUs will vest in 2016. No additional stock options were granted in 2015 and the Company does not plan to issue stock options in the future.

RSU Plan

The RSU Plan provides for the issuance of restricted share units (“RSUs”) to our U.S. employees.  The RSU Plan is administered by the Board. RSUs may be granted to eligible employees from a bonus pool established at the sole discretion of our Board. The bonus pool is subject to Board and management review of both the Company and the individual employee’s performance over a measured period determined by the Remuneration and Nominations Committee and the Board. The RSUs may be settled in cash or shares at the discretion of the Board.  We may amend, suspend or terminate the RSU Plan or any portion thereof at any time. Certain amendments to the RSU Plan may require approval of the holders of the RSUs who will be affected by the amendment

LTI Award in 2016

For the 2015 fiscal year, the LTI bonus targets ranged from 225% to 325% of base salary.  LTI incentives granted to KMPs were comprised of:

• 50% of award value granted in RSUs which vest based upon the movement in Sundance ordinary share price over a three-year period (Absolute Total Shareholder Return); and

•50% of award value granted as two tranches of deferred cash, earned through appreciation in the price of Sundance’s ordinary shares during 2017 and 2018.

The LTI grant in 2016 was as follows:

Name	2015 Base Salary	LTI Target (% of Salary)	Grant Date	LTI Value	# of RSUs granted for 2015 (in 2016) (1)(2)		Grant Date Fair Value of RSU Award (4)	Deferred Cash Tranche 1 Target	Deferred Cash Tranche 2 Target	Grant Date Fair Value of Deferred Cash Award(4)
E. McCrady	$370,000	325%	15/3/2016	$1,202,500	4,342,331	(3)	$681,729	$300,625	$300,625	$210,438
C. Anderson	$295,000	225%	15/3/2016	$663,750	2,396,858		$331,875	$165,937	$165,937	$116,156
G. Ford	$295,000	225%	15/3/2016	$663,750	2,396,858		$331,875	$165,937	$165,937	$116,156

(1)               The number of LTI RSUs granted to the MD and KMP’s for 2015 (in 2016) was determined as:

Base Salary * LTI Target % * 50%
Volume weighted average share price for the last 20 trading days in 2015(*)

(*) Calculated to be US$0.1384625

(2)               Represents number of target shares.  Each KMP may earn up to 133% of the target shares (up to 10,820,943 shares as a group) if performance targets are met or exceeded.

(3)               Mr. McCrady’s shares are subject to shareholder approval at the AGM. Accordingly, the grant date value of the award is an estimate as at 15 March 2016.  The actual grant date fair value will be determined on the date of shareholder approval.

(4)               The grant date fair value was calculated using a Monte Carlo simulation model.  The grant date fair value is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the award vest.

Absolute Total Shareholder Return

Absolute total shareholder return (A-TSR) is calculated by the change in the Company’s ordinary share price plus dividends paid, if any, over the specified time period.  The number of shares that can be earned under the A-TSR component of the award, ranges from 0% to 133% of the target share grant, based on A-TSR calculated at the end of the three-year assessment period according to the following multiples:

Absolute TSR Goal	Payout % of Target
1.95x (equivalent to a 25% preferred return)	133%
1.52x (equivalent to a 15% preferred return)	100%
1.26x (equivalent to a 8% preferred return)	50%
< 1.26x	0%

No proration will be applied to the above thresholds

Deferred Cash

The base deferred cash target awards are paid only after achieving the following share performance targets:

•                  Tranche 1- A 20 day volume weighted average (20-day VWAP) of A$0.297 per share for the last 20-day period in the year ending 31 December 2017.  This equates to a 25% preferred return over a two-year period.

•                  Tranche 2- A 20 day volume weighted average (20-day VWAP) of A$0.371 per share for the last 20-day period in the year ending 31 December 2018. This equates to a 25% preferred return over a three-year period.

•

If a 20-day VWAP exceeds target prices of $A0.297 for 2017 and $A0.371 for 2018 an increased payment will be awarded based on outperformance of the base compensation target. The maximum payout of 300% of the base award will be achieved if the 20- day VWAP in the year ending 31 December 2017 and 2018 is a minimum of $A0.891 and $A1.113 respectively.

The range of potential deferred cash awards payable for the 2015 fiscal year for each tranche is as follows:

•	Eric McCrady	$0 - $901,875
•	Cathy Anderson	$0 - $497,811
•	Grace Ford	$0 - $497,811

LTI Award in 2015

For the 2014 fiscal year (granted in 2015), the LTI bonus targets ranged from 225% to 325% of base salary.  LTI incentives granted to KMPs were comprised of:

• 50% of award value granted in RSUs with time-based vesting (vest 1/3 on each of 31 January 2016, 2017 and 2018 subject to continued employment); and

•50% of award value granted in RSUs which vest based upon the movement in the Company’s ordinary share price as compared to a defined peer group (Relative Total Shareholder Return, or R-TSR) over a three-year period.

The LTI grant in 2015 was as follows:

Name	2014 Base Salary	LTI Target (% of Salary)	Grant Date	LTI Value	# of RSUs granted — Time Based Vesting (1)	Grant Date Fair Value — Time Based Vesting (3)	# of RSUs granted — R-TSR (1)(2)	Grant Date Fair Value — R-TSR (3)
E. McCrady	$370,000	325%	28/5/2015	$1,202,500	1,545,113	$692,827	1,545,113	$1,039,238
C. Anderson	$295,000	225%	24/6/2015	$663,750	852,864	$342,347	852,864	$487,224
G. Ford	$295,000	225%	24/6/2015	$663,750	852,864	$342,374	852,864	$487,224

(1)     The total number of LTI RSUs granted to the MD and KMP’s for 2014 (in 2015) was determined as:

Base Salary * LTI Target %
Volume weighted average share price for the last 20 trading days in 2014(*)

(*) Calculated to be US$0.3891

(2)               Represents number of target shares.  Each KMP may earn up to 200% of the target shares (up to 6,501,682 shares as a group) if performance targets are met or exceeded.

(3)               The grant date fair value of the services received in return for the time-based RSUs was determined by multiplying the number of shares granted by the closing price of the shares on the grant date.  The fair value of the R-TSR shares has been determined using a Monte Carlo simulation model, as further discussed in Note 31 to the Financial Report.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the RSUs vest.

Relative Total Shareholder Return

R-TSR is calculated as the Company’s total shareholder return as compared to a designated peer group over a specified three-year time period.

The Company’s 2014 LTI included an R-TSR component with potential payouts ranging from 0% to 200% of the target share grant, based on Sundance’s percentile rank among its peer set at the end of the three-year period (31 December 2017).  If Sundance’s TSR is negative for the three-year period, but the percentile rank is above the 75th percentile, the payout will be capped at 100%.  If Sundance’s TSR is between any of the percentile ranks listed in the table below, the payout as a percent of target will be on a pro-rata basis.

TSR Percentile Rank	Payout % of Target
90th and above	200%
50th	100%
30th	50%
Below 30th	0%

R-TSR, as defined in the LTI grant, will be based on the performance of the Company’s share price as compared to the share price performance of a set of 22 oil and gas exploration and production companies headquartered in the United States or Australia.   The 2014 peer group was as follows:

Abraxas Petroleum Corp/NV	Diamondback Energy Ltd	Red Fork Energy Ltd*

Approach Resources Inc.	Drillsearch Energy Ltd*	Rex Energy Corp

Austex Oil Ltd*	Emerald Oil Inc	Sanchez Energy Corp

Beach Energy Ltd*	Goodrich Petroleum Corp	Senex Energy Ltd*

Bonanza Creek Energy Inc.	Lonestar Resources Ltd*	Synergy Resources Corp

Callon Petroleum CO/DE	Matador Resources Co	Triangle Petroleum Corp

Carrizo Oil & Gas Inc	Midstates Petroleum Co Inc

Contango Oil & Gas Co	Panhandle Oil & Gas Inc

*Designates Australian-headquartered company.

The LTI Plan provides criteria for substitution in the event of merger, acquisition and/or bankruptcy of any of the designated peers.  The final determination of the peer group will be made at the end of the measurement period (31 December 2017).

Retirement and Other Benefits

Executive management participates in the same benefit plans and on the same basis as other employees.  Those plans include health, dental and vision insurance (for which a premium contribution is required by the participant) and a 401(k) retirement plan under which the Company makes an annual contribution equal to 3 percent of the participant’s eligible compensation.

Post-Termination and Change In Control Benefits

The Chief Executive Officer’s employment contract provides for payment of his base salary through the end of the contract term in the event he is terminated as a result of a change in control event.  Additionally, in the event of a corporate take-over or change in control (as defined in the RSU Plan), our Board, in its sole discretion, may cause all unvested RSUs to vest and be satisfied by the issuance of one share each or provide for the cancellation of outstanding RSUs and a cash payment equal to the then-fair market value of the RSUs.

F.             Company Performance and Shareholder Wealth

The following table sets out the Company’s performance during the years ended 31 December 2015, 2014, 2013, the six month period ended 31 December 2012 and the year ended 30 June 2012 in respect to several key financial indicators (in US thousands, except where otherwise stated):

Metric	31 December 2015		31 December 2014		31 December 2013		31 December 2012*		30 June 2012
Revenue		92,191		159,793		85,345		17,724		29,787
3P Reserves (MBOE)		52,818		147,723		92,780		46,501		50,138
Production (BOEPD)		7,267		6,147		2,956		1,298		1,163
Net profit (loss) after tax		(269,795)		15,321		15,942		76,210		6,012
EBITDAX		64,781		126,373		52,594		9,223		17,093
Earnings (loss) per share**		(0.49)		0.03		0.04		0.27		0.02
Dividends or other returns on capital		Nil		Nil		Nil		Nil		Nil
Period end share price	A$	0.17	A$	0.52	A$	1.00	A$	0.77	A$	0.56

* Six month period ended (all other periods shown are for full year periods)

** Basic and diluted

G.           Remuneration of Non-Executive Directors

The non-executive Directors receive a basic annual fee for Board membership and annual fees for committee service and chairmanships. For the Australian non-executive Directors this is inclusive of the superannuation guarantee contribution required by the Australian government, which is currently 9.50%.  In accordance with ASX corporate governance principles, they do not receive any other retirement benefits or any performance-related incentive payments by means of cash or equity. Some individuals, however, have chosen to contribute part of their salary to superannuation in order to access the available favourable tax advantage of doing so.

In order to align Directors’ interests with shareholder interests the company has a policy whereby the NEDs are required to hold a certain amount of our ordinary shares over a period of time. This policy will be reviewed in 2016.

A review of NEDs fees by Meridian was commissioned by the Remuneration and Nominations Committee in September 2015.  This review illustrated that the remuneration per NED is below the 25th percentile of the US peer group and above the 75th percentile of the Australian peer group. The review was conducted before the NEDs resolved to apply a 10% reduction in total fees commencing at the beginning of 2016.

Summary of Non-Executive Director Pay Elements

Non-executive Directors’ fees are determined within an aggregate Directors’ fee pool limit, which is periodically recommended for approval by shareholders.  The maximum fees paid to NEDs is currently limited to $950,000 per annum which was approved by shareholders at the Annual General Meeting in 2013.

The Directors’ fees for the 2015 fiscal year were:

Base fees	Amount
Board Service
Chairman	A$	132,500
Non-executive Director	A$	100,000

Committee Service
Audit and Risk Management Committee Chair	A$	29,500
Remuneration and Nominations Committee Chair	A$	20,250
Reserves Committee Chair	A$	17,500
Member of the Audit and Risk Management or Remuneration and Nominations Committee	A$	11,000
Member of the Reserves Committee	A$	8,250

(Note: The above amounts are paid to the Australian non-executive Directors in Australian dollars. For the US based non-executive Director the same nominal amounts were paid in US dollars.)

Effective January 2016, the NED’s resolved to apply a 10% total fee reduction for an indefinite period of time.

H.           Voting and Comments made at the Company’s Year Ended 31 December 2014 Annual General Meeting

The Company received more than 96% of ‘yes’ votes on its remuneration report for the financial year ended 31 December 2014.  The Committee values feedback from the shareholders and engages in conversations with key shareholders and their advisors on a regular basis.

I.                Employment Contracts

During 2015, the Company had an employment contract in place with its Chief Executive Officer.  The details of Mr. McCrady’s contract are as follows:

•                  Three year term commencing 1 January 2014 with base remuneration of $370,000 per year which is reviewed annually by the Remuneration and Nominations Committee. He is eligible to participate in the incentive compensation program.  The CEO is entitled to the specified remuneration and benefits through the term of the agreement.

•                  The Company may terminate the CEO’s employment at any time for good cause (for example, material breach of contract, gross negligence) without notice or the CEO may give 90 days’ notice to terminate the employment contract, both of which result in the CEO receiving pay through the period of services performed.  If the Company terminates the CEO for any reason other than good cause, he is entitled to the specified remuneration and benefits through the term of the agreement.

•                  In the instance of a change in control of the Company at the instigation of the Board of Directors, if the CEO’s title and duties are substantially reduced then the CEO, within two months of such reduction in status, may provide two weeks written notice to the Company as being terminated by the Company for other than good cause and he will receive his base salary through the end of the contract term.

The Remuneration and Nomination Committee expects to finalize employment agreements with the other KMPs during 2016.

Potential payments Upon Termination of Employment or Change of Control

The following tables show the estimated potential payments and benefits that would be received by the CEO in the event of his termination of employment as a result of various circumstances discussed within his employment contract and assumes that any termination was effective as at 31 December 2015.  The actual amounts to be paid can only be determined at the time of the CEO’s actual termination.  The other KMP’s were not entitled to any termination benefits as at 31 December 2015.

Executive Benefits and Payments Upon Termination	Voluntary Termination	Early Retirement	Normal Retirement	Disability	Death	Involuntary Termination (for cause)	Involuntary Termination (without cause)	Change in Control
Cash Severance	$—	$—	$—	$152,055	$—	$—	$371,989	$371,989
RSUs (1) (2)	—	—	—	—	—	—	—	—
Health Benefits	—	—	—	7,844	—	—	19,087	19,087
Total	$—	$—	$—	$159,899	$—	$—	$391,076	$391,076

(1)         In the event of retirement, disability or death, the awards granted as part of the 2014 LTI and 2015 LTI would be prorated at the end of the performance cycle based on actual performance achievement.

(2)         In the event of a change in control of the Company, the Board, in its absolute discretion, may elect to vest any and all outstanding awards under the 2014 LTI, or cancel the RSUs and provide a cash payment equal to the fair market value of the RSUs immediately prior to the closing of the change in control transaction.  For awards granted under the 2015 LTI, the Board must vest the outstanding RSUs if the acquiring company does not convert or make-up the award.

J.              Details of Remuneration

The table below details Director and KMP remuneration paid in accordance with Accounting Standards for fiscal years ended 31 December 2015 and 2014.  The STI award amounts shown were awarded under the STI for services performed during the reporting period but issued subsequent to the reporting period.

2015

	Fixed Based Remuneration				Share Based Payments		Performance Based
Director	Cash Salary and Fees	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	Options (2)	RSU (3)	STI- Bonus (4)	LTI — Share Based (4)	Total
E McCrady	$384,231	$21,307	$7,950	$—	$—	—	$—	$849,856	$1,263,344
M Hannell	118,189	—	—	11,228	—	—	—	—	129,417
D Hannes	96,544	—	—	9,172	—	—	—	—	105,716
N Martin	81,942	—	—	7,784	—	—	—	—	89,726
W Holcombe	128,500	—	—	—	—	—	—	—	128,500
	$809,406	$21,307	$7,950	$28,184	$—	$—	$—	$849,856	$1,716,703

Key Management Personnel
C Anderson	$306,346	$15,063	$7,950	$—	$14,087	$96,149	$—	$393,438	$833,033
G Ford	306,346	8,325	7,950	—	37,598	112,835	—	395,908	868,963
	612,692	23,388	15,900	—	51,685	208,984	—	789,346	1,701,996
	$1,422,098	$44,695	$23,850	$28,184	$51,685	$208,984	$—	$1,639,202	$3,418,699

(1)       Non-monetary benefits includes car parking and payment of healthcare premiums.

(2)       Fair value of services received in return for the options granted is measured using the Black-Scholes Option Pricing Model, as further discussed in Note 31 to the Financial Report, and represents the portion of the grant date fair value expense of the option during the year.  Options were granted to Anderson and Ford in December 2011 and September 2011, respectively.

(3)       Fair value of services received in return for the conversion of options to RSUs.

(4)       The fair value of the services received in return for the LTI share based awards is based on the allocable portion of aggregate fair value expense recognized under AASB 2 for the year.  The fair value of the services received in return for the time-based RSUs was determined by multiplying the number of shares granted by the closing price of the shares on the grant date.  The fair value of the R-TSR shares has determined using a Monte Carlo simulation model, as further discussed in Note 31 to the Financial Report.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the RSUs vest.

2014

	Fixed Based Remuneration				Share Based Payments	Performance Based
Director	Cash Salary and Fees	Non-monetary Benefits (2)	Post-employment Benefits	Superannuation	Options (3)	STI- Share Based (1)(4)	LTI — Share Based (5)	Total
E McCrady	$365,615	$18,816	$7,800	$—	$—	$300,000	$542,310	$1,234,541
M Hannell	141,958	—	—	13,334	—	—	—	155,292
D Hannes	115,956	—	—	10,896	—	—	—	126,852
N Martin	98,414	—	—	9,252	—	—	—	107,666
W Holcombe	117,792	—	—	—	—	—	—	117,792
	$839,735	$18,816	$7,800	$33,482	$—	$300,000	$542,310	$1,742,143

Key Management Personnel
C Anderson	$291,770	$14,144	$7,800	$—	$26,399	$185,766	$292,885	$818,764
G Ford	292,000	8,428	7,800	—	48,385	185,766	298,010	840,389
	583,770	22,572	15,600	—	74,784	371,532	590,895	1,659,153
	$1,423,505	$41,388	$23,400	$33,482	$74,784	$671,532	$1,133,205	$3,401,296

(1)       The 2014 remuneration presented in this report has been restated from what was presented within the 2014 Remuneration Report in order to reflect STI related to 2014 performance that was granted in 2015.  The 2014 Remuneration Report presented STI paid in 2014 related to 2013 performance.

(2)       Non-monetary benefits include car parking and payment of healthcare premiums.

(3)       Fair value of services received in return for the options granted is measured using the Black-Scholes Option Pricing Model, as further discussed in Note 31 to the Financial Report, and represents the portion of the grant date fair value expense of the option during the year. Options were granted to Anderson and Ford in December 2011 and September 2011, respectively.

(4)       The 2014 STI was issued in the form of fully vested RSUs. The value of the award was determined by multiplying the number of shares granted by the closing price of the shares on the grant date.  The STI incentive for Mr. McCrady consists of 770,950 fully vested RSUs and is subject to shareholder approval at the 2016 AGM.  The grant-date fair value of the award will vary based upon the share price at the time of grant.  If the award is not approved by shareholders, the award will be paid to Mr. McCrady in cash.

(5)       The fair value of the services received in return for the LTI share based awards is based on the allocable portion of aggregate fair value expense recognized under AASB 2 for the year.  The fair value of the services received in return for the time-based RSUs was determined by multiplying the number of shares granted by the closing price of the shares on the grant date.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the RSUs vest.

K.           Outstanding KMP Options and Restricted Share Units

Number of Options held by Key Management Personnel

Key Management Personnel	Balance 31.12.2014	Options Exercised	Options Cancelled/Lapsed /Converted (1)	Balance 31.12.2015	Total Vested 31.12.2015	Total Unvested 31.12.2015
E McCrady	—	—	—	—	—	—
C Anderson	1,000,000	—	(1,000,000)	—	—	—
G Ford	1,200,000	—	(1,200,000)	—	—	—
Total	2,200,000	—	(2,200,000)	—	—	—

(1)               On July 17, 2015, the Company approved the conversion of its outstanding stock options into RSUs, which vest in accordance with the original grant terms (the associated RSUs were issued in early 2016).  The market price of Sundance’s ordinary shares on the date of conversion was A$0.53.  The table below shows a summary of the grants before and after the conversion:

Name	Vesting Terms (1)	Expiration (1)	Number of Options Prior to Conversion	Fair Value Prior to Conversion	Number of RSUs After Conversion	Fair Value After Conversion	Incremental increase in FV (2)
C Anderson	200,000 each 5 March, beginning 2012	5 March 2019	1,000,000	$80,467	469,000	$182,108	$101,641
G Ford	200,000 each 7 October beginning 2011	31 December 2018	1,200,000	$92,380	563,000	$218,607	$126,227

(1)         No changes were made to vesting or expiration terms of original award.

(2)         $96,149 and $112,835 of incremental expense was recognized in 2015 related to Ms. Anderson and Ms. Ford’s option conversion, respectively.

Number of Restricted Shares Units held by Key Management Personnel

Key Management Personnel	Balance 31.12.2014	Issued or Issuable as Compensation	Forfeited RSUs	RSUs converted to ordinary shares	Balance at 31.12.2015 (1)	Market Value of Unvested RSUs 31.12.15 (2)
E McCrady(3)	791,561	3,090,226	—	(261,559)	3,620,228	$436,685
C Anderson	480,557	2,637,298	—	(621,185)	2,496,670	263,202
G Ford	488,473	2,731,298	—	(624,015)	2,595,756	263,837
Total	1,760,591	8,458,822	—	(1,506,759)	8,712,654	$963,725

(1)         Of the balance as at 31 December 2015, 100,446, 375,200 and 469,167 of the RSUs were vested for Mr. McCrady, Ms. Anderson and Ms. Ford, respectively.  The vested shares were issued in February 2016.

(2)         Market value based on the Company’s closing share price on 31 December 2015 or USD $0.12 based on the foreign currency exchange spot rate published by the Reserve Bank of Australia

(3)         Mr. McCrady’s RSUs were approved by the shareholders at the AGM held on 28 May 2015.

L.            Shareholdings

Number of Shares held by Key Management Personnel

Key Management Personnel	Balance 31.12.2014	Exercised Share Options	Value Realised Upon Option Exercise	RSUs converted to ordinary shares	Value Realised Upon RSU Vesting	Net Other Changes (1)	Balance 31.12.2015
M Hannell	1,059,000	—	$—	—	$—	89,500	1,148,500
D Hannes	5,801,561	—	—	—	—	100,000	5,901,561
N Martin	422,800	—	—	—	—	80,000	502,800
W Holcombe	596,700	—	—	—	—	—	596,700
E McCrady	1,908,581	—	—	261,559	101,465	265,000	2,435,140
C Anderson	275,370	—	—	621,185	247,297	(222,464)	674,091
G Ford	376,403			624,015	247,619	(217,890)	782,528
Total	10,440,415	—	$—	1,506,759	$596,380	94,146	12,041,320

(1) Includes market purchases and sales of shares to cover tax withholding liability related to shares issued on option exercises and vesting of RSUs.

Auditor’s Declaration

The auditor’s independence declaration for the year ended 31 December 2015 has been received and can be found on page 34 of this report.

Signed in accordance with a resolution of the Board of Directors.

Michael Hannell

Chairman

Adelaide

Dated this 31st day of March 2016

Ernst & Young 680 George Street	Tel: +61 2 9248 5555
Sydney NSW 2000 Australia	Fax: +61 2 9248 5959
GPO Box 2646	ey.com/au
Sydney NSW 2001

Auditor’s Independence Declaration to the Directors of Sundance Energy Australia Limited

As lead auditor for the audit of Sundance Energy Australia Limited for the year ended 31 December 2015, I declare to the best of my knowledge and belief, there have been:

a)             no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)             no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Sundance Energy Australia Limited and the entities it controlled during the financial year.

Ernst & Young

Scott Jarrett

Partner

Sydney

31 March 2016

CORPORATE GOVERNANCE

The Board of Sundance Energy Australia Limited (“Sundance” or “the Company”) is committed to the Principles and Recommendations underpinning best practices in corporate governance as specified by the Australian Securities Exchange (the “ASX”) Corporate Governance Council’s 3rd Edition of Corporate Governance Principles and Recommendations.

This is the Corporate Governance Statement for Sundance for fiscal year 2015, as at 31 December 2015.  Sundance’s Board has carefully reviewed the Corporate Governance Principles and Recommendations.  The Board considers that the Company’s corporate governance practices follow the ASX Corporate Governance Principles unless otherwise stated in this Corporate Governance Statement. In a few instances, the Company has adopted hybrid methodologies of compliance, which the Board has deemed appropriate for its size, structure and situation.  In some instances disclosures recommended by the ASX have been made in other areas of the Annual Report, namely the Directors’ Report, and therefore will not be restated under this section.

This Corporate Governance Statement has been approved by the Board of Directors as at 31 March 2016.

Principle 1: Lay Solid Foundations for Management and Oversight

The respective roles and responsibilities of the Board and management, including those matters expressly reserved to the Board, are set out in the Board Charter, which is available on the Company’s website at www.sundanceenergy.com.au/governance.cfm.

1.1 Roles and Responsibilities

The Board is responsible for the corporate governance of the Company, including the setting and monitoring of objectives, goals and corporate strategy.  Management is responsible for the implementation of the strategy and running the day to day business of the Company’s affairs.

Responsibilities of the Board include:

•                  Providing input into and final approval of management’s development of corporate strategy and performance objectives;

•                  Monitoring senior executives’ performance and implementation of the Company’s strategy;

•                  Approving and monitoring the business plan, budget and corporate policies;

•                  Monitoring and the approval of financial and other reporting;

•                  Ensuring an effective system of internal controls exists and is functioning as required;

•                  Establishing the Company’s vision, mission, values and ethical standards as reflected in the Code of Conduct;

•                  Delegating an appropriate level of authority to management and approving change to those delegations;

•                  Ensuring appropriate resources are available to senior executives;

•                  Appointment, succession, performance assessment, remuneration and dismissal of the Managing Director;

•                  Reviewing, ratifying and monitoring systems of risk management and internal control, codes of conduct, and legal compliance; and

•                  Approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures.

The Board has delegated responsibility to the Managing Director (“MD”) to manage the day-to-day operations and administration of the Company. In carrying out this delegation, the MD, supported by the senior executive management team, routinely reports to the Board regarding Sundance’s progress on achieving both the short and long-term plans for the Company. The MD is accountable to the Board for the authority that is delegated by the Board.

Responsibilities of the senior executive management team include:

•                  Implement the corporate strategy set by the Board;

•                  Achieve the performance targets set by the Board;

•                  Develop, implement and manage risk and internal control frameworks;

•                  Develop, implement and update policies and procedures;

•                  Provide sufficient, relevant and timely information to the Board to enable the Board to effectively perform its responsibilities; and

•                  Manage human, physical and financial resources to achieve the Company’s objectives — in other words to run the day to day business in an effective way.

1.2 Information in Relation to Board Candidates

Currently, no formal description of the procedure for the selection and appointment of new Directors or the re-election of incumbent Directors exists as due to the size of the Company it is considered that this process is effectively managed by the Board. However, the Remuneration and Nomination Committee is responsible for ensuring that appropriate checks are performed for any person that is appointed as a Director, or before a person is put forward to shareholders as a candidate for election as a Director.

The Company ensures that all material information in its possession relevant to a shareholder’s decision whether to elect or re-elect a director, including the information referred to in Recommendation 1.2, is provided to shareholders in the Company’s Notice of Annual General Meeting.

1.3 Written Agreements with Directors and Senior Executives

The Company has signed letters of appointment in place with each non-executive Director. The letters of appointment, cover topics including the term of appointment, remuneration, disclosure requirements and indemnity and insurance arrangements.

The Company had a written employment contract in place with the MD throughout 2015, which expires 2 January 2017.  The Company is in the process of entering into written employment contracts with its other Key Management Personnel (“KMPs”) that are expected to be finalized shortly.  The employment contracts set forth a description of job duties and responsibilities, reporting lines, remuneration, and termination rights and payment entitlements and are described in detail in the Company’s remuneration report for the year ended 31 December 2015 beginning on page 15.

1.4 Company Secretary

The Company Secretary is D Connor. The responsibilities of the Company Secretary include:

•                  Providing assistance to the Chairman in the development of the agenda in a timely and effective manner;

•                  In liaison with the Chairman, coordinating, organizing and attending meetings of the Board and shareholders, and ensuring that the correct procedures are followed;

•                  Assisting in the drafting and the maintaining of the agendas and minutes of the Board, Committees and Company meetings;

•                  Working with the Chairman, Managing Director and Chief Financial Officer to ensure that governance practices meet all ASX requirements, including all financial and other regular reporting requirements.

The Company Secretary is accountable to the Board through the Chairman and accessible to all Directors. The appointment and removal of the Company Secretary is a matter for decision by the Board as a whole.

1.5 Diversity

Sundance is committed to a workplace culture that promotes the engagement of well qualified, diverse and motivated people across all levels to assist Sundance to meet its business objectives.  Sundance employs people on the basis of the needs of the business, their skills, qualifications, abilities and past track record of their achievements. Within this framework, Sundance believes it is important to maintain a diverse, empowered and inclusive workforce in order to gain valuable input from people of different gender, race, religion, marital status, disability or national origin. The Company’s Diversity Policy is available on the Company’s website at with http://www.sundanceenergy.com.au/governance.cfm.

Key principles of this policy are:

•                  Recruiting on the basis of skills, qualifications, abilities and track record;

•                  Encouraging participation of its people in professional development to benefit both the Company and the individual;

•                  Encouraging personal development to benefit both the Company and the individual;

•                  Aiming to be an employer of choice and to provide a family friendly work environment; and

•                  Promoting diversity through awareness.

The Directors are of the view that the Company has already achieved a broad diversity of people across its operations in accordance with the company’s Diversity Policy.  Given the size of the Company and the business environment in which it operates, the directors believe that it is not appropriate at this stage to set measurable diversity objectives.  The Board, at least annually, reviews with management the effectiveness of the Diversity Policy, including gender diversity, and whether any changes need to be implemented.

Historically, the oil and gas industry in the US is a male dominated work force.  Nevertheless, the Board believes that there exists a well-balanced proportion of women and men employed throughout the Company as illustrated by the following table:

As at 31 December 2015	Males	Females	Total	Percent Male	Percent Female
Board (1)	5	—	5	100%	—
Senior Management (2)	2	3	5	40%	60%
Professionals	22	21	43	51%	49%
Support and Field	12	5	17	71%	29%
Total	41	29	70	59%	41%

(1)         The Board does not currently have female representation, and believes that the existing range of skills and experience of the Directors is well suited to provide the necessary governance and expertise to meet the Company’s current business objectives. Should a requirement arise to appoint a new Director, the Board will review the availability of female candidates within the policy of appointing on skills and merit and applying the Diversity Policy.

(2)         The Company defines “Senior Management” as employees who directly report to the MD and have the the authority and responsibility for planning, directing and controlling major activities of the Company.

1.6 Process for Evaluating Board Performance

The Chairman has the responsibility for reviewing the performance of the Board and Committees with the Directors on a periodic basis, but not less than once per year. The criteria for the review includes an evaluation of the range of skills and expertise that are in place for the Company to meet its current business objectives, and a review of any new requirements as the Company evolves and develops.  The assessment is supplemented by input from the Remuneration and Nominations Committee deliberations.

The Chairman has the responsibility for coordinating the review of the individual non-executive Directors performance on a periodic basis, but not less than once per year.  This review is carried out on a one-on-one basis, with feedback provided from the Chairman to each Director, and also from each Director to the Chairman.  The last of such reviews occurred in November 2015.

The Board will continue to consider the need to use an external facilitator to conduct its performance reviews; to date the Board has not felt that the additional formality was necessary given the Board size and structure.

1.7 Process for Evaluating Managing Director and Senior Management Performance

The Company’s Chairman, with non-executive Director input, is responsible for providing feedback to the MD on his performance assessed against the responsibilities discussed above. The MD, with Chairman and non-executive Directors input, is responsible for providing feedback to senior management and assessing their performance against the responsibilities discussed in Item 1.1.

An annual performance evaluation of the MD was completed in November 2015.  The review of senior management was completed in connection with the Company’s incentive compensation program in March of 2015, with the next review expected to be completed in April 2016.  The MD also has periodic one-on-one discussions with each senior executive throughout the year.

Principle 2: Structure the Board to Add Value

2.1 Remuneration and Nomination Committee

The Company has established the Remuneration and Nominations Committee, which is structured so that it:

•                  Consists of a majority of independent Directors;

•                  Is chaired by an independent Director; and

•                  Has at least three members.

The responsibilities of the Committee include recommendations to the Board about:

•                  Remuneration practices and levels of MD, non-executive Directors and senior management;

•                  The necessary and desirable competencies of Directors;

•                  Board succession plans;

•                  The development of a process for evaluation of the performance of the Board, its Committees and Directors; and,

•                  The appointment and re-election of Directors.

The current membership of the Remuneration and Nominations Committee is set out on page 13 of the Directors’ Report.  Details of the number of Committee meetings held during 2015, and attendance by Committee members, is set out on page 12 of the Directors’ Report.

The charter for the Remuneration and Nomination Committee is available on the Company website at

http://www.sundanceenergy.com.au/governance.cfm.

2.2 Board Skills Matrix

The Board is committed to achieving a membership that, collectively, has the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills which are not available.

The composition of skills and experience of the Board (out of 5 Directors) is shown in the table below:

Skills and Experience

Industry experience • Resources including oil & gas/minerals • Infrastructure • Engineering or science qualification • Membership of industry related organisations • Major projects (including mergers & acquisitions)	5
Executive leadership/management • Outside Directorships • Senior management positions	5
Financial acumen • Financial literacy • Accounting or finance qualification	3
Health safety and environment • Experience related to managing HS&E issues in an organisation	2
Governance and regulation • Experience in the governance of organisations • Membership of governance industry bodies or organisations	2
Strategy • Experience to analyse information, think strategically and review and challenge management in order to make informed decisions and assess performance against strategy	5
International experience • Experience in a global organisation • Experience with international assets, business partners, cultures and communities	2
Risk • Experience in risk management and oversight	3

The Directors review the composition and skill sets of the Board on a regular basis, and consider that the current composition, size and skills of the Board to be appropriate.

2.3 Director Independence

The Company considers an independent Director to be a non-executive Director who is not a member of management and who is free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the independent exercise of their judgement.  The Board has determined that each of its Non-executive Directors are independent, and were independent during the year ended 31 December 2015.

The composition of the Board at the date of this report and the length of service of each Director as at 31 December 2015 is as follows:

M D Hannell	Chairman, Independent Non-Executive Director	9 years, 9 months
E McCrady	Managing Director and Chief Executive Officer	4 years, 10 months
N Martin	Independent Non-Executive Director	4 years*
D Hannes	Independent Non-Executive Director	6 years, 5 months
W Holcombe	Independent Non-Executive Director	3 years, 1 month

*In addition, Mr. Martin served as an alternate to the Board for 10 months prior to his appointment as a non-executive Director.

The Board has assessed the capacity of Mr. Hannell who has served more than nine years as a Director to exercise an independent judgment on issues brought before the Board and to act in the best interests of the company and its shareholders. The Board is satisfied that this requirement has been fully met.

2.4 Director Independence

As noted above in relation to Recommendation 2.3, at all times during the year ended 31 December 2015, the majority of the Board was comprised of independent Directors.

2.5 Independence of Board Chairman

Sundance maintains a bright line division of responsibility between the Chairman and the MD as clearly specified in the Board Charter and Role of Management document maintained on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

2.6 Director Induction and Professional Development

The Board does not have a formal process in place to induct new Directors, as it is not considered practicable for the size of the Company and financial resources available.  However, the Board believes that new Directors are sufficiently informed of the Company’s financial, strategic, operational and risk management position; the culture and values of the Company; and the role of the Board’s Committees.

No formal process exists for Directors to access continuing education, as this is not considered practicable for the size of the Company and the financial resources available. However the four non-executive Directors have diverse experience, previous Board and/or senior management experience and either have been or currently are involved in a variety of outside business and professional activities that add to their knowledge and professional competency.

Principle 3: Promote Ethical and Responsible Decision-Making

3.1 Code of Conduct

The Company has a Code of Conduct and Ethics, which establishes the practices that Directors, senior management and employees must follow in order to comply with the law, meet shareholder expectations, maintain public confidence in the Company’s integrity, and provide a process for reporting and investigating unethical practices.  The Code of Conduct is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

In December 2015, the Company redistributed its Code of Conduct and Ethics to all employees and each was required to acknowledge that they had received and understood the policy.  The Company has also incorporated the formal acknowledgement of the Code of Conduct and Ethics into the new hire on-boarding process.

Principle 4: Safeguard Integrity in Corporate Reporting

4.1 Audit and Risk Management Committee

The Audit and Risk Management Committee has three members, D Hannes (chairman), M D Hannell, and N Martin, all whom are independent Non-Executive Directors. The MD as well as the Chief Financial Officer are non-voting management representatives who advise the Committee as appropriate.

The responsibilities of the Audit and Risk Management Committee is to assist the Board in:

•                  Ensuring the quality of financial controls is appropriate to the Company;

•                  Ensuring that the Company has in place a Risk Management strategy that fully addresses the full suite of risks that the Company is exposed to in meeting its business objectives. Making informed decisions regarding accounting , policies, practices and disclosures;

•                  Reviewing the adequacy of the accounting and reporting systems;

•                  Reviewing matters of significance affecting the financial welfare and risk exposure of the Company;

•                  Reviewing the scope and results of external audits;

•                  Maintaining open lines of communication between the Board, management and external auditors, thus enabling information and points of view to be freely exchanged; and

•                  Meeting its compliance obligations imposed by the relevant regulators and legislative requirements.

The Audit and Risk Management Committee’s charter is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

The specific attributes of the Audit and Risk Management Committee members that are relevant to this committee include financial acumen, technical industry knowledge, experience in risk management and oversight. The qualifications of each Audit and Risk Management Committee member can be found in the Director biographies beginning on page 10 of the Director’s Report.

Details of the number of Committee meetings held during 2015, and attendance by Committee members, is set out on page 12 of the Directors’ Report.

In addition, the Board has established a Reserves Committee to assist the Board in monitoring:

•                  The integrity of the Company’s oil, natural gas, and natural gas liquid reserves reporting (the “Reserves”);

•                  The independence, qualifications and performance of the Company’s independent reservoir engineers; and

•                  The compliance by the Company with legal and regulatory requirements.

The current membership of the Reserves Committee is set out on page 13 of the Directors’ Report.  Details of the number of committee meetings held during 2015, and attendance by Committee members, is set out on page 12 of the Directors’ Report.

The Reserves Committee Charter is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

4.2 Statement from the Chief Executive Officer and the Chief Financial Officer

Prior to giving their Director’s declaration in respect of the half-year and annual financial statements, the Board receives a declaration from the Chief Executive Officer and the Chief Financial Officer in accordance with section 295A of the Corporations Act 2001 that, in their opinion, the financial records of the Company have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the Company, and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

4.3 Auditor Attendance at the Annual General Meeting

The Board requires the external auditor to attend the Company’s Annual General Meeting and be available to answer questions from shareholders about the conduct of the audit and the preparation and content of the audit report.

Principle 5: Make Timely and Balanced Disclosure

The Company has adopted a Market Disclosure Policy to ensure compliance with its continuous disclosure obligations whereby relevant information that could cause a reasonable person to expect a material effect on, or lead to a substantial movement in, the value of the Company’s share price, is immediately made available to shareholders and the public as a release to the ASX.  The Company Secretary has been nominated as the person primarily responsible for communications with the ASX. All material information concerning the Company, including its financial situation, performance, ownership and governance is posted on the Company’s web site to ensure all investors have equal and timely access.  The Market Disclosure Policy is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

Principle 6: Respect the Rights of Shareholders

6.1 Information on the Company’s Website

The Company provides information about itself and its corporate governance practices to its shareholders via the Company’s website, http://www.sundanceenergy.com.au/

6.2 Investor Relations Program

The Board fully recognises its responsibility to ensure that its shareholders are informed of all major developments affecting the Company. All shareholders, who have elected to do so, receive a copy of the Company’s Annual Report and the Annual, Half Yearly and Quarterly Reports are prepared and posted on the Company’s website in accordance with the ASX Listing Rules. Regular updates on operations are made via ASX releases. All information disclosed to the ASX is posted on the Company’s website as soon as possible after it is disclosed to the ASX. When analysts are briefed on aspects of the Company’s operation, the material used in the presentation is concurrently released to the ASX and posted on the Company’s website.

The Company generally hosts conference calls following the Company’s major periodic releases as a forum for investors and other market participants to ask questions.  The Company does not currently webcast its investor relations activities or the Annual General Meeting, however, recordings are posted to the Company’s website at www.sundanceenergy.com.au/presentations.

6.3 Encouraging Shareholder Participation at the Annual General Meeting

The Company encourages its shareholders to attend its annual general meeting to allow them the opportunity to discuss and question its Board and management.

6.4 Electronic Communications

The Company gives shareholders the option to receive communications from, and to send communications to, the Company electronically.  The Company also periodically sends communications to those shareholders who have provided an email address. The Company encourages shareholders to sign up for email alerts at www.sundanceenergy.com.au/alerts. In addition, there is an email link on the Company’s website for shareholders to communicate with the Company electronically.

Principle 7: Recognise and Manage Risk

7.1 Risk Management Committee

The Audit and Risk Management Committee is responsible for approving and monitoring the overall financial and operational business risk profile of the Company, and reporting its findings to the Board.

The Audit and Risk Management Committee consists of three Independent Directors.  The current membership of the Audit and Risk Management Committee is set out on page 13 of the Directors’ Report.  Details of the number of committee meetings held during 2015, and attendance by Committee members, is set out on page 12 of the Directors’ Report.

7.2 Risk Management Framework

Sundance recognises that the effective identification, evaluation, monitoring and management of risk is central to the ongoing success of the Company.  The Company has established a Risk Management Policy, which provides the framework for oversight and management of its business risks.  The Risk Management Policy ensures that:

•                  Appropriate systems are in place to identify, to the extent that is reasonably practical, all material risks that the Company faces in conducting its business;

•                  The financial impact of those risks is understood and appropriate controls are in place to limit exposures to them;

•                  Appropriate responsibilities are delegated to control the risks; and

•                  Any material changes to the Company’s risk profile are disclosed in accordance with the Company’s continuous Market Disclosure Policy.

The Board requires senior management to design and implement the risk management and internal control system to manage the Company, and to report its effectiveness to the Board.  By the nature of the upstream oil and gas business, the topic of risk management is intrinsically covered during each Board meeting.

7.3 Internal Audit

The Company does not currently have a formal internal audit program in place.  Given the Company’s current size and structure, the Board has determined that the finance department, under the supervision of the Chief Financial Officer and direction of the Audit and Risk Management Committee, can sufficiently manage the Company’s financial risks.  During 2015, the Company adopted a formal internal control framework, Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO), under which, the Company undertook a detailed review of the design and operating effectiveness of its internal controls over key financial processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information.

7.4 Economic, Environmental and Social Sustainability Risks

The Company undertakes oil and gas exploration, development and production activities and as such, faces risks inherent to its business, including economic, environmental and social sustainability risks, which may materially impact the Company’s ability to create or preserve value for shareholders over the short, medium or long term.

Health, safety and environmental responsibilities are top priorities of the Company.  The Company believes sustainable and responsible business practices are an important long-term driver of performance and shareholder value and is committed to transparency, fair dealing, responsible treatment of employees and partners and positive interaction with the community in which it operates.

The Company is committed to continual review of its status with respect of the materiality of its economic, environmental and social sustainability risks, and to take appropriate action to address, as circumstances require.

Details regarding material financial risks applicable to the Company and its business, including mitigating factors and the actions being taken by the Company to seek to manage its exposure to those risks, are set out in the Director’s Report and Note 33 to the financial statements.

Principle 8: Remunerate Fairly and Responsibly

8.1 Remuneration and Nominations Committee

The Remuneration and nominations Committee has three members, M D Hannell (chairman), D Hannes and H W Holcombe, all whom are independent non-executive Directors, and reports its recommendations to the Board for approval. The Committee determines remuneration levels of senior management on an individual basis. Advice is sought from an independent consultant based in the U.S.

When nominations matters are discussed, M D Hannell hands over the chairmanship to one of the other Committee members.

Details of the number of Committee meetings held during 2015, and attendance by Committee members, is set out on page 12 of the Directors’ Report.

The Remuneration and Nominations Committee Charter is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

8.2 Remuneration of Non-executive Directors, Executive Directors and Senior Management

The remuneration of non-executive Directors is structured separately from that of the Managing Director and senior management.  The Remuneration Report at pages 15 to 32 of this Annual Report sets out details of the Company’s policies and practices for remunerating Directors (MD and non-executive) and KMP.

8.3 Use of Derivatives and Similar Transactions

Sundance has a Securities Trading Policy that regulates dealing in its securities by Directors, Senior Management and all other employees (including companies and persons closely related to such persons).  The Policy prohibits Directors and employees from acting on inside information that is not generally available, and if it were generally available, would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the relevant securities.

The Securities Trading Policy also:

•                  Outlines when personnel may and may not deal in shares of the Company,

•                  Outlines procedures for obtaining prior clearance in exceptional circumstances for trading that would otherwise be contrary to the Securities Trading Policy

•                  Provides procedures to reduce the risk of inside trading; and

•                  Prohibits personnel from engaging in in short-term or speculative transactions involving the Company’s shares over those shares and any other financial products of the Company traded on the ASX (Company Securities):

Recommendation 8.3 of the ASX Corporate Governance Principles provides that a listed entity which has an equity-based remuneration scheme should have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme.  Although the Company’s Security Trading Policy does not explicitly meet the requirements of recommendation 8.3, the Board is satisfied that the Company meets the requirements of recommendation 8.3 through company policy which prohibits Directors and Senior Management from trading in Company shares on a short-term basis, engaging in short sales, buying and selling puts and calls, and discourages the practice of purchasing the Company’s shares on margin.

The Securities Trading Policy is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

Financial Information

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December	Note	2015	2014
		US$’000	US$’000
Oil and natural gas revenue	3	92,191	159,793
Lease operating and production tax expense	4	(24,498)	(20,489)
General and administrative expense	5	(17,176)	(15,527)
Depreciation and amortisation expense	17, 20	(94,584)	(85,584)
Impairment expense	19	(321,918)	(71,212)
Exploration expense	18	(7,925)	(10,934)
Finance costs, net of amounts capitalized		(9,418)	(699)
Loss on debt extinguishment		(1,451)
Gain on sale of non-current assets	6	790	48,604
Gain on derivative financial instruments		15,256	11,009
Other income (loss)		(2,240)	(481)

Profit (loss) before income tax		(370,973)	14,480

Income tax recovery	7	101,178	841

Profit (loss) attributable to owners of the Company		(269,795)	15,321

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(478)	684
Other comprehensive income (loss)		(478)	684

Total comprehensive income (loss) attributable to owners of the Company		(270,273)	16,005

Earnings (loss) per share (cents)
Basic earnings	10	(48.8)	2.9
Diluted earnings	10	(48.8)	2.9

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the year ended 31 December	Note	2015	2014
		US$’000	US$’000
CURRENT ASSETS
Cash and cash equivalents	11	3,468	69,217
Trade and other receivables	12	11,508	25,994
Derivative financial instruments	13	9,967	7,801
Income tax receivable		5,997	2,697
Other current assets	16	4,154	8,336
Assets held for sale	14	90,632	—
TOTAL CURRENT ASSETS		125,726	114,045

NON-CURRENT ASSETS
Development and production assets	16	250,922	519,013
Exploration and evaluation expenditure	18	26,323	155,130
Property and equipment	19	1,382	1,554
Derivative financial instruments	13	3,950	1,782
Deferred tax assets	24	1,913	3,998
Other non-current assets		—	998
TOTAL NON-CURRENT ASSETS		284,490	682,475

TOTAL ASSETS		410,216	796,520

CURRENT LIABILITIES
Trade and other payables	21	21,588	46,861
Accrued expenses	21	19,883	72,333
Derivative financial instruments	13	—	130
Liabilities held for sale	14	744	—
TOTAL CURRENT LIABILITIES		42,215	119,324

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	22	187,743	128,805
Restoration provision	23	3,088	8,866
Deferred tax liabilities	24	6,341	102,668
Other non-current liabilities		420	1,851
TOTAL NON-CURRENT LIABILITIES		197,592	242,190

TOTAL LIABILITIES		239,807	361,514

NET ASSETS		170,409	435,006

EQUITY
Issued capital	25	308,429	306,853
Share option reserve	26	11,650	7,550
Foreign currency translation	26	(1,310)	(832)
Retained earnings (accumulated deficit)		(148,360)	121,435
TOTAL EQUITY		170,409	435,006

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued Capital	Share Option Reserve	Foreign Currency Translation Reserve	Retained Earnings Retained (Accumulated Deficit)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 31 December 2013	237,008	5,635	(1,516)	106,114	347,241
Profit attributable to owners of the Company				15,321	15,321
Other comprehensive income for the year	—	—	684	—	684
Total comprehensive income	—	—	684	15,321	16,005
Shares issued in connection with:
a) Private placement	72,178	—	—	—	72,178
b) Exercise of stock options	260	—	—	—	260
Cost of capital raising, net of tax	(2,593)	—	—	—	(2,593)
Stock compensation value of services	—	1,915	—	—	1,915
Balance at 31 December 2014	306,853	7,550	(832)	121,435	435,006

Loss attributable to owners of the Company	—	—	—	(269,795)	(269,795)
Other comprehensive loss for the year	—	—	(478)	—	(478)
Total comprehensive loss	—	—	(478)	(269,795)	(270,273)
Shares issued in connection with business combinations (Note 2)	1,576	—	—	—	1,576
Stock compensation value of services	—	4,100	—	—	4,100
Balance at 31 December 2015	308,429	11,650	(1,310)	(148,360)	170,409

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December	Note	2015	2014
		US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		99,423	170,442
Payments to suppliers and employees		(49,639)	(29,967)
Settlements of restoration provision		(71)	—
Interest received		107	201
Receipts from commodity derivatives, net		11,736	(3)
Payments to acquire commodity derivatives		(690)	—
Income taxes received (paid), net		3,603	(12,586)
NET CASH PROVIDED BY OPERATING ACTIVITIES	30	64,469	128,087

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(144,316)	(361,950)
Payments for exploration expenditure		(20,339)	(39,616)
Payments for acquisition of oil and gas properties		(15,023)	(35,606)
Payments to acquire available-for-sale financial assets		(185)	—
Sale of non-current assets		41	115,284
Transaction costs related to sale of non-current assets		—	(278)
Payments for acquisition related costs		(578)	—
Cash (paid) received from escrow and deposit accounts, net		—	(102)
Payments for property and equipment		(371)	(967)
NET CASH USED IN INVESTING ACTIVITIES		(180,771)	(323,235)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		—	72,438
Payments for costs of capital raisings		—	(3,778)
Borrowing costs paid, net of capitalized portion		(6,889)	(1,065)
Deferred financing fees capitalized		(4,708)	—
Proceeds from borrowings		207,000	165,000
Repayments from borrowings		(145,000)	(65,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		50,403	167,595

Net decrease in cash held		(65,899)	(27,553)

Cash at beginning of period		69,217	96,871
Effect of exchange rates on cash		150	(101)
CASH AT END OF PERIOD	11	3,468	69,217

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial report of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the year ended 31 December 2015 was authorised for issuance in accordance with a resolution of the Board of Directors on 31 March 2016.

The Group is a for-profit entity for the purpose of preparing the financial report. The principal activities of the Group during the financial year are the exploration for, development and production of oil and natural gas in the United States of America, and the continued expansion of its mineral acreage portfolio in the United States of America.

Basis of Preparation

The consolidated financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.

These consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Material accounting policies adopted in the preparation of this financial report are presented below. They have been consistently applied unless otherwise stated.

The consolidated financial statements are prepared on a historical basis, except for the revaluation of certain non-current assets and financial instruments, as explained in the accounting policies below.  The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

Principles of Consolidation

A controlled entity is any entity over which Sundance Energy Australia Limited (SEAL) is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  The consolidated financial statements incorporate the assets and liabilities of all entities controlled by SEAL as at 31 December 2015 and 2014 and the results of all controlled entities for the years then ended.

All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, are eliminated on consolidation.

a)             Income Tax

The income tax expense for the period comprises current income tax expense/(income) and deferred income tax expense/(income).

Current income tax expense charged to the statement of profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the reporting date. Current tax liabilities/(assets) are therefore measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period. Current and deferred income tax expense/(income) is charged or credited directly to equity instead of the statement of profit or loss when the tax relates to items that are credited or charged directly to equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset recognised or the liability is settled, based on tax rates enacted or substantively enacted at the reporting date. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilized. Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.

Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Tax Consolidation

Sundance Energy Australia Limited and its wholly-owned Australian controlled entities have implemented the income tax consolidation regime, with Sundance Energy Australia Limited being the head company of the newly consolidated group. Under this regime the group entities are taxed as a single taxpayer.

The head entity of the income tax consolidated group and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a standalone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Sundance Energy Australia Limited, as head company, also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

b)             Exploration and Evaluation Expenditure

Exploration and evaluation expenditures incurred are accumulated in respect of each identifiable area of interest.  These costs are capitalised to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. Any such estimates and assumptions may change as new information becomes available.  If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, for example a dry hole, the relevant capitalized amount is written off in the consolidated statement of profit or loss and other comprehensive income in the period in which new information becomes available.  The costs of assets constructed within the Group includes the leasehold cost, geological and geophysical costs, and an appropriate proportion of fixed and variable overheads directly attributable to the exploration and acquisition of undeveloped oil and gas properties.

When approval of commercial development of a discovered oil or gas field occurs, the accumulated costs for the relevant area of interest are transferred to development and production assets. The costs of developed and producing assets are amortised over the life of the area according to the rate of depletion of the proved and probable developed reserves.  The costs associated with the undeveloped acreage are not subject to depletion.

The carrying amounts of the Group’s exploration and evaluation assets are reviewed at each reporting date, in conjunction with the impairment review process referred to in Note 1(f), to determine whether any of impairment indicators exists.  Impairment indicators could include i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income

c)              Development and Production Assets and Property and Equipment

Development and production assets, and property and equipment are carried at cost less, where applicable, any accumulated depreciation, amortisation and impairment losses. The costs of assets constructed within the Group includes the cost of materials, direct labor, borrowing costs and an appropriate proportion of fixed and variable overheads directly attributable to the acquisition or development of oil and gas properties and facilities necessary for the extraction of resources.

The carrying amount of development and production assets and property and equipment are reviewed at each reporting date to ensure that they are not in excess of the recoverable amount from these assets. Development and production assets are assessed for impairment on a cash-generating unit basis.  A cash-generating unit is the smallest grouping of assets that generates independent cash inflows.  Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets.  Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

An impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value-in-use.  In assessing value-in-use, an asset’s estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs.  In addition, the Group considers market data related to recent transactions for similar assets.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statement of profit or loss and comprehensive income during the financial period in which are they are incurred.

Depreciation and Amortisation Expense

Property and equipment are depreciated on a straight-line basis over their useful lives from the time the asset is held and ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful life of the improvement.

The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Plant and Equipment	10 – 33%	Straight Line

The Group uses the units-of-production method to amortise costs carried forward in relation to its development and production assets.  For this approach, the calculation is based upon economically recoverable reserves over the life of an asset or group of assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.  An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, and recorded as impairment expense within the consolidated statement of profit or loss and other comprehensive income.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount.  These gains and losses are included in the statement of profit or loss.

d)             Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at date of inception.  The arrangement is assessed to determine whether its fulfillment is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership to the entities in the Group.  All other leases are classified as operating leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Assets under financing leases are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

e)              Financial Instruments

Recognition and Initial Measurement

Financial instruments, incorporating financial assets and financial liabilities, are recognised when the entity becomes a party to the contractual provisions of the instrument. Trade date accounting is adopted for financial assets that are delivered within timeframes established by marketplace convention.

Financial instruments are initially measured at fair value plus transactions costs where the instrument is not classified at fair value through profit or loss. Transaction costs related to instruments classified at fair value through profit or loss are expensed to profit or loss immediately. Financial instruments are classified and measured as set out below.

Derivative Financial Instruments

The Group uses derivative financial instruments to economically hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil price swap, option and costless collar contracts and interest rate swaps. Their use is subject to policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are recognised at fair value. Subsequent to initial recognition, derivative financial instruments are recognised at fair value.  The fair value of these derivative financial instruments is the estimated amount that the Group would receive or pay to terminate the contracts at the reporting date, taking into account current market prices and the current creditworthiness of the contract counterparties.  The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of profit or loss and other comprehensive income.

i)           Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when they are held for trading for the purpose of short term profit taking, when they are derivatives not held for hedging purposes, or designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy.  Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

ii)        Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortised cost using the effective interest rate method.

iii)     Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Group’s intention to hold these investments to maturity. They are subsequently measured at amortised cost using the effective interest rate method.

iv)    Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as such or that are not classified in any of the other categories. They comprise investments in the equity of other entities where there is neither a fixed maturity nor fixed determinable payments.

v)       Financial liabilities

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortised cost using the effective interest rate method.

Derecognition

Financial assets are derecognised when the contractual right to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are derecognised when the related obligations are either discharged, cancelled or expire. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

Classification

The Group has classified its debt as non-current based on the terms of the credit facilities agreement and the definitions of current and non-current as defined under IAS 1 rather than classifying a portion of its non-current debt as current debt based on the Group’s expectations regarding the timing of a possible repayment should the Group’s assets held for sale be sold within one year of the balance sheet date.  See further discussion in Note 14 Assets Held for Sale.

f)               Impairment of Non-Financial Assets

The carrying amounts of the Group’s assets are reviewed at each reporting date to determine whether there is any indication of impairment.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made.

Exploration and evaluation assets are assessed for impairment in accordance with Note 1(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Development and production assets are assessed for impairment on a cash-generating unit basis.  A cash-generating unit is the smallest grouping of assets that generates independent cash inflows.  Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets.  Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

An impairment loss is recognized in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its fair value less costs to sell (FVLCS) and its value-in-use (VIU).  In assessing VIU, an asset’s estimated future cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs.  In addition, the Group considers market data related to recent transactions for similar assets. In determining the fair value of the Group’s investment in shale properties, the Group considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent and undeveloped land values per net acre held.  Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

For development and production assets, the estimated future cash flows for the VIU calculation are based on estimates, the most significant of which are hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves. Under a FVLCS calculation, future cash flows are based on estimates of hydrocarbon reserves in addition to other relevant factors such as value attributable to additional reserves based on production plans.

Estimates of future commodity prices are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.  At 31 December 2015, the Company estimated the price/Bbl to be $40 in 2016, $50 in 2017 and $60 for 2018 and then gradually increased up to $70/bbl in 2019 and thereafter.

The discount rates applied to the future forecast cash flows are based on a third party participant’s post-tax weighted average cost of capital, adjusted for the risk profile of the asset.  The range of pre-tax discounts applied were between 9% and 20%.

An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired assets.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion if no impairment loss had been recognized.  The Company has not reversed an impairment loss during the years ended 31 December 2015 or 2014.

g)             Foreign Currency Transactions and Balances

Functional and presentation currency

Both the functional currency and the presentation currency of the Group is US dollars.  Some subsidiaries have Australian dollar functional currencies which are translated to the presentation currency.  All operations of the Group are incurred at subsidiaries where the functional currency is the US dollar as all oil and gas properties are located in North America.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the consolidated statement of profit or loss and other comprehensive income.

Group Companies

The financial results and position of foreign subsidiaries whose functional currency is different from the Group’s presentation currency are translated as follows:

•                  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•                  income and expenses are translated at average exchange rates for the period; and

•                  retained profits, issued capital and paid-in-capital are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve. These differences are recognised in the statement of profit or loss and other comprehensive income upon disposal of the foreign operation.

h)             Employee Benefits

A provision is made for the Group’s liability for employee benefits arising from services rendered by employees to the balance sheet date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for these benefits. Those cash flows are discounted using market yields on national government bonds with terms to maturity that match the expected timing of cash flows.

Equity - Settled Compensation

The Group has an incentive compensation plan where employees may be issued shares and/or options. The fair value of the equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period with a corresponding increase in equity.  The fair value of shares issued is determined with reference to the latest ASX share price.  Options are fair valued using an appropriate valuation technique which takes into account the vesting conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

The group has a restricted share unit (“RSU”) plan to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group’s long-term goals.  The target RSUs are generally based on goals established by the Remuneration and Nominations Committee and approved by the Board.  The fair value of time-lapse RSUs is determined based on the price of Company ordinary shares on the date of grant and expense is recognized over the vesting period.  Certain of its RSUs vest based on the achievement of metrics related to the Company’s 3-year total shareholder return as compared to its peer group, as defined.  The Company uses a Monte Carlo valuation model to determine the fair value of such RSUs and the expense is recognized over the vesting period.  The Monte Carlo model is based on random projections of stock price paths and must be repeated numerous times to achieve a probabilistic assessment.

i)                Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

j)                Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, unrestricted escrow accounts that management expects to be used to settle current liabilities, capital or operating expenditures, or complete acquisitions and bank overdrafts.

k)             Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to the customer.  Revenue from the rendering of a service is recognised upon the delivery of the service to the customers. All revenue is stated net of the amount of goods and services tax (“GST”).

l)                Borrowing Costs

Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis.  The Company capitalised eligible borrowing costs of $1.6 million and $3.4 million for the years ended 31 December 2015 and 2014, respectively.  All other borrowing costs are recognised in the consolidated statement of profit or loss and other comprehensive income in the period in which they are incurred.

m)         Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the consolidated statement of cash flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

n)             Business Combinations

A business combination is a transaction in which an acquirer obtains control of one or more businesses.  The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired.  The acquisition method is only applied to a business combination when control over the business is obtained.  Subsequent changes in interests in a business where control already exists are accounted for as transactions between owners.  The cost of the business combination is measured at fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition.  Costs directly attributable to the business combination are expensed as incurred, except those directly and incrementally attributable to equity issuance.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable asset acquired, if any, is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in the consolidated statement of profit or loss and other comprehensive income as a gain on bargain purchase.  Adjustments to the purchase price and excess on consideration transferred may be made up to one year from the acquisition date.

o)             Assets Held for Sale

The Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is highly probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company’s consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs.  As at 31 December 2015, based upon the Company’s intent and anticipated ability to sell an interest in these properties, the Company had classified 25% of its Eagle Ford assets and 100% of its Cooper Basin assets as held for sale.  The Company did not have any assets classified as held for sale as at 31 December 2014.  The Company has elected not to reclassify the portion of debt related to the collateralised assets held for sale to current debt, but has appropriately disclosed in Note 14.

p)             Critical Accounting Estimates and Judgements

The Directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data obtained both externally and within the Group.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Estimates of reserve quantities

The estimated quantities of hydrocarbon reserves reported by the Group are integral to the calculation of amortisation (depletion) and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. Management prepares reserve estimates which conform to guidelines prepared by the Society of Petroleum Engineers. Management also prepares reserve estimates under SEC guidelines.  Reserve estimates conforming to the guidelines prepared by the Society of Petroleum Engineers are utilized for accounting purposes.  These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations.

Impairment of Non-Financial Assets

The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an indicator of impairment exists, the recoverable amount of the cash-generating unit to which the assets belong is then estimated based on the present value of future discounted cash flows. For development and production assets, the expected future cash flow estimation is always based on a number of factors, variables and assumptions, the most important of which are estimates of reserves, future production profiles, commodity prices and costs.  In most cases, the present value of future cash flows is most sensitive to estimates of future oil price and discount rates. A change in the modeled assumptions in isolation could materially change the recoverable amount. However, due to the interrelated nature of the assumptions, movements in any one variable can have an indirect impact on others and individual variables rarely change in isolation. Additional, management can be expected to respond to some movements, to mitigate downsides and take advantage of upsides, as circumstances allow. Consequently, it is impracticable to estimate the indirect impact that a change in one assumption has on other variables and therefore, on the extent of impairments under different sets of assumptions in subsequent reporting periods.  In the event that future circumstances vary from these assumptions, the recoverable amount of the Group’s development and production assets could change materially and result in impairment losses or the reversal of previous impairment losses.

Exploration and Evaluation

The Company’s policy for exploration and evaluation is discussed in Note 1 (b). The application of this policy requires the Company to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future sale or exploitation, then the relevant capitalised amount will be written off through the consolidated statement of profit or loss and other comprehensive income.

Restoration Provision

A provision for rehabilitation and restoration is provided by the Group to meet all future obligations for the restoration and rehabilitation of oil and gas producing areas when oil and gas reserves are exhausted and the oil and gas fields are abandoned. Restoration liabilities are discounted to present value and capitalised as a component part of capitalised development expenditure. The capitalised costs are amortised over the units of production and the provision is revised at each balance sheet date through the consolidated statement of profit or loss and other comprehensive income as the discounting of the liability unwinds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

In most instances, the removal of the assets associated with these oil and gas producing areas will occur many years in the future.  The estimate of future removal costs therefore requires management to make significant judgements regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates.

Units of Production Depletion

Development and production assets are depleted using the units of production method over economically recoverable reserves.  This results in a depletion or amortisation charge proportional to the depletion of the anticipated remaining production from the area of interest.

The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure.  The calculation of the units of production rate of depletion or amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on total economically recoverable reserves, or future capital expenditure estimates change.  Changes to economically recoverable reserves could arise due to change in the factors or assumptions used in estimating reserves, including the effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.  Changes in estimates are accounted for prospectively.

Share-based Compensation

The Group’s policy for share-based compensation is discussed in Note 1 (h).  The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances.  Share-based compensation related to options use estimates for expected volatility of the Company’s ordinary share price and expected term, including a forfeiture rate, if appropriate.  Certain of the Company’s restricted share units vest based on the Company’s 3-year total shareholder return as compared to its peer group, as defined.  Share-based compensation related to these awards use estimates for the expected volatility of both the Company’s ordinary share price and each of its peer’s ordinary share price.

q)             Rounding of Amounts

In accordance with Class Order 98/100 issued by the Australian Securities and Investment Commission, amounts in the financial statements have been rounded to the nearest thousand.

r)              Parent Entity Financial Information

The financial information for the parent entity, SEAL (“Parent Company”), also the ultimate parent, discussed in Note 34, has been prepared on the same basis, using the same accounting policies as the consolidated financial statements, except for its investments in subsidiaries which are accounted for at cost in the individual financial statements of the parent entity less any impairment.

s)               Earnings (loss) Per Share

The group presents basic and diluted earnings (loss) per share for its ordinary shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the dilutive effect, if any, of outstanding share rights and share options which have been issued to employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

t)                Recently issued accounting standards to be applied in future reporting periods

The following Standards and Interpretations have been issued but are not yet effective. These are the standards that the Group reasonably expects will have an impact on its disclosures, financial position or performance with applied at a future date.  The Group’s assessment of the impact of these new standards, amendments to standards, and interpretations is set out below.

AASB 9/IFRS 9 — Financial Instruments

AASB 9/IFRS 9 introduces new requirements for the classification, measurement, and derecognition of financial assets and financial liabilities.  The final version of IFRS 9 supersedes all previous versions of the standard.  However, for annual periods beginning before 1 January 2018, an entity may elect to apply those earlier versions of IFRS 9 if the entity’s relevant date of initial application is before 1 February 2015.  The effective date of this standard is for fiscal years beginning on or after 1 January 2018.  Management is currently assessing the impact of the new standard but it is not expected to have a material impact on the Group’s consolidated financial statements.

AASB 15/IFRS 15 — Revenue from Contracts with Customers

In May 2014, AASB 15/IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Specifically, the standard introduces a 5-step approach to revenue recognition:

•                  Step 1: Identify the contract(s) with a customer

•                  Step 2: Identify the performance obligations in the contracts.

•                  Step 3: Determine the transaction price.

•                  Step 4: Allocate the transaction price to the performance obligations in the contract.

•                  Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation.

Under AASB 15/IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.  The effective date of this standard is for fiscal years beginning on or after 1 January 2018.  Management is currently assessing the impact of the new standard and plans to adopt the new standard on the required effective date.

AASB 16/IFRS 16 — Leases

In January 2016, AASB 16/IFRS 16 was issued which changes the current accounting for leases to eliminate the operating/finance lease designation and require entities to recognize most leases on the balance sheet, initially recorded at the fair value of unavoidable lease payments.  The entity will then recognize depreciation of the lease assets and interest on the income statement.

The effective date of this standard is for fiscal years beginning on or after 1 January 2019.  Management is currently assessing the impact of the new standard and plans to adopt the standard on the required effective date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — BUSINESS COMBINATIONS

Acquisitions in 2015

On 7 August 2015, the Company completed its acquisition of New Standard Energy Ltd’s (“NSE”) U.S. (Eagle Ford) and Cooper Basin (Australia PEL570) assets for an aggregate purchase price of $16.4 million.  The Eagle Ford assets acquired included approximately 5,500 net acres in Atascosa County, 7 gross producing wells and 2 wells that had been drilled, but not yet completed (one of which was subsequently completed by the Company). The Cooper Basin asset acquired included a 17.5% working interest in the Petroleum Exploration License (PEL) 570 concession, with drilling commitments of up to approximately AUD$10.6 million, of which AUD$3.9 million has been incurred through 31 December 2015.  The Company plans to sell 100% of its acquired interest in PEL570 and 25% of the Eagle Ford assets within the next twelve months.  These assets are included in assets held for sale as of 31 December 2015.

Consideration paid for the assets included payment of $15.0 million to repay NSE’s outstanding debt and the issuance of 6 million new fully paid ordinary Company shares, offset by cash acquired of $0.2 million.  Approximately 1.5 million of the 6 million Company shares were held in escrow and are expected to be returned to the Company in satisfaction of certain unresolved working capital adjustments and were not valued as part of consideration paid.

The following table reflects the fair value of the assets acquired and the liabilities as at the date of acquisition (in thousands):

Fair value of assets acquired:
Trade and other receivables	$119
Other current assets	686
Development and production assets	13,170
PEL 570 concession (1)	4,586
Other non-current assets	213
Amount attributable to assets acquired	18,774
Fair value of liabilities assumed:
Trade and other payables	1,511
Accrued expenses	518
Restoration provision	334
Amount attributable to liabilities assumed	2,363
Net assets acquired	$16,411

Purchase price:
Cash consideration to payoff NSE’s outstanding debt, net of cash acquired	$14,835
Issued capital	1,576
Total consideration paid	$16,411

(1)         As at the acquisition date, the Company planned to sell the Cooper Basin assets, and therefore it was classified as held for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — BUSINESS COMBINATIONS continued

Revenues of $0.4 million and net income of $31 thousand before impairment and income taxes were generated from the acquired properties from 7 August 2015 through 31 December 2015.  Impairment expense is booked at the CGU basis and cannot be attributed to specific wells.

The Company incurred $0.5 million for the year ended 31 December 2015 in acquisition related costs primarily for professional fees and services. These amounts are included in general and administrative expense and financing activities in the consolidated statements of profit or loss and other comprehensive income and the consolidated statement of cash flows, respectively.

Acquisition in 2014

There were no business acquisitions for the year ended 31 December 2014.

NOTE 3 — REVENUE

Year ended 31 December	2015	2014
	US$’000	US$’000

Oil revenue	82,949	144,994
Natural gas revenue	4,720	6,161
Natural gas liquid (NGL) revenue	4,522	8,638
Total revenue (net of royalties and transportation costs)	92,191	159,793

NOTE 4 — LEASE OPERATING AND PRODUCTION TAX EXPENSE

Year ended 31 December	2015	2014
	US$’000	US$’000

Lease operating expense	(16,667)	(12,466)
Workover expense	(1,788)	(1,058)
Production tax expense	(6,043)	(6,965)
Total lease operating and production tax expense	(24,498)	(20,489)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — GENERAL AND ADMINISTRATIVE EXPENSES

Year ended 31 December	2015	2014
	US$’000	US$’000

Employee benefits expense, including salaries and wages, net of capitalised overhead	(4,849)	(3,064)
Share based payments expense	(4,100)	(1,915)
General legal and professional fees	(3,347)	(4,661)
Corporate fees	(1,986)	(2,676)
Rent	(993)	(631)
Regulatory expenses	(203)	(1,374)
Acquisition related costs	(540)	—
Other expenses	(1,158)	(1,206)
Total general and administrative expenses	(17,176)	(15,527)

The Company capitalised overhead costs, including salaries, wages benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties of $3.0 million and $4.5 million for the years ended 31 December 2015 and 2014, respectively.

NOTE 6 — GAIN ON SALE OF NON-CURRENT ASSETS

Disposals in 2014

In July 2014, the Company sold its remaining Denver-Julesburg Basin assets for net proceeds of $108.8 million in cash, which includes the reimbursement of capital expenditures incurred on 8 gross (3.1 net) non-operated horizontal wells.  The sale resulted in a pre-tax gain of $47.7 million, which is included in the gain on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2014.

In July 2014, the Company sold its remaining Bakken assets, located in the Williston Basin, for approximately $14.0 million, which included $10 million in cash and approximately $4.0 million in settlement of a net liability due to the buyer. The sale resulted in a pre-tax gain of $1.6 million, which is included in the gain on sale of non-current assets in the consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2014.

For the Denver-Julesburg Basin sales proceeds, the Company elected to apply Section 1031 “like-kind exchange” treatment under the US tax rules, which allow deferral of the gain if the proceeds are used to acquire “like-kind property” within six months of the closing date of the transaction.  In addition, the US tax rules allow the deduction of all intangible drilling costs (“IDCs”) in the period incurred.  In January 2015, the Company deferred majority of the taxable gain on the sale of the Denver-Julesburg Basin by acquiring qualified replacement properties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INCOME TAX EXPENSE

Year ended 31 December	2015	2014
	US$’000	US$’000

a) The components of income tax expense comprise:
Current tax benefit/(expense)	6,572	(17)
Deferred tax benefit	94,606	858
Total income tax benefit	101,178	841

b) The prima facie tax on income (loss) from ordinary activities before income tax is reconciled to the income tax as follows:

Profit (loss) before income tax	(370,973)	14,480

Prima facie tax expense (benefit) at the Group’s statutory income tax rate of 30% (2014:30%)	(111,292)	4,344

Increase (decrease) in tax expense resulting from:

- Difference of tax rate in US controlled entities	(20,422)	220
- Impact of direct accounting from US controlled entities (1)	(3,165)	(3,044)
- Share based compensation	747	428
- Excess depletion	—	(489)
- Other allowable items	77	295
- Tax adjustments relating to prior years	—	(1,063)
- Change in apportioned state tax rates in US controlled entities (2)	(84)	(992)
- Tax consolidation election (3)	—	(3,058)
- Current year tax losses not recognised	32,961	2,518

Total Income tax benefit	(101,178)	(841)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INCOME TAX EXPENSE continued

Year ended 31 December	US$’000	US$’000

c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	35,649	2,685

d) Deferred tax charged directly to equity:
- Equity raising costs	—	1,147
- Currency translation adjustment	(362)	(268)

(1)         The Oklahoma US state tax jurisdiction computes income taxes on a direct accounting basis.  A significant portion of the 2015 and 2014 impairments related to this jurisdiction resulting in a deferred tax benefit of $3,165 creating deferred tax assets, all of which were unrecognized.

(2)         In 2014, the change in apportioned state tax rate in US controlled entities is a result of the Company disposing of its property in Colorado (income tax rate of 4.63%).  As the Texas margin tax computation is similar in nature to an income tax computation, it is treated as an income tax for financial reporting purposes.

(3)         In 2014, the this income tax benefit resulted from the election to consolidate certain Australian subsidiaries for income tax purposes effective 1 January 2014, making previously unrecognized deferred tax assets of one of these Australian subsidiaries available for utilization against future income of the consolidated Australian entities.  These deferred tax assets were previously unrecognized due to the lack of evidence of future taxable income for these Australian subsidiaries on a stand-alone basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — KEY MANAGEMENT PERSONNEL COMPENSATION

a)             Directors and Key Management Personnel Compensation

The total cash remuneration paid to Directors and Key Management Personnel (“KMP”) of the Group during the year is as follows:

Year ended 31 December	2015	2014
	US$	US$

Short term wages and benefits	1,466,793	1,464,893
Share based payments (1)	2,271,404	1,207,989
Post-employment benefit	52,034	56,883
	3,790,231	2,729,765

(1)         The 2014 short-term incentive bonus for its KMP was paid out in the form of RSUs and was recognized as expense in 2015.  The associated expense is included in 2015 share based payment amount in the table above. As the proposed 2014 short-term incentive award to Eric McCrady is subject to shareholder approval at the 2016 AGM, it has been excluded from the 2015 and 2014 figures above.

b)             Options Granted as Compensation

No options were granted as compensation during each of the years ended 31 December 2015 and 2014 to KMP from the Sundance Energy Employee Stock Option Plan. During 2015, the option holders were notified that all of the Company’s options would be converted to RSUs, including 2.2 million options held by KMP, which were converted into 1.0 million RSUs ($0.2 million of incremental fair value).  The details of the conversion are described in more detail in the Remuneration Report section of the Directors’ Report of the Company’s Annual Report for the year ended 31 December 2015.

c)              Restricted Share Units Granted as Compensation

RSUs awarded as compensation were 7,426,596 ($3.8 million fair value) and 1,451,917 ($1.4 million fair value) during the years ended 31 December 2015 and 2014, respectively, to KMP.  The vesting provisions of the RSUs vary and may vest immediately, based upon the passage of time or based on achievement of metrics related to the Company’s 3-year total shareholder return (TSR) as compared to its peer group. The details of the plan and TSR RSUs are described in more detail in the Remuneration Report of the Directors’ Report of the Company’s Annual Report for the year ended 31 December 2015.

NOTE 9 — AUDITORS’ REMUNERATION

Year ended 31 December	2015	2014
	US$	US$
Cash remuneration of the auditor for:
Auditing or review of the financial report	462,950	428,888
Professional services related to filing of various Forms with the US Securities and Exchange Commission	13,000	244,754
Taxation services provided by the practice of auditor	61,535	68,815
Total remuneration of the auditor	537,485	742,457

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — EARNINGS (LOSS) PER SHARE (EPS)

Year ended 31 December	2015	2014
	US$’000	US$’000
Profit/(loss) for periods used to calculate basic and diluted EPS	(269,795)	15,321

	Number of shares	Number of shares
- Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS(1)	552,847,289	531,391,405
- Incremental shares related to options and restricted share units	—	3,208,214
- Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	552,847,289	534,599,619

(1) Calculation excludes approximately 1.5 million ordinary shares held in escrow as at 31 December 2015.  The shares were issued as part of the NSE acquisition and are expected to be returned to the Company in satisfaction of certain working capital adjustments.

Incremental shares related to options and restricted share units were excluded from 31 December 2015 weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

NOTE 11 — CASH AND CASH EQUIVALENTS

Year ended 31 December	2015	2014
	US$’000	US$’000
Cash at bank and on hand	3,468	18,222
Cash equivalents in escrow accounts (1)	—	50,995
Total cash and cash equivalents	3,468	69,217

(1)         As at 31 December 2014, the Company had approximately $51.0 million in Section 1031 escrow accounts which are not limited in use, except that the timing of tax payments will be accelerated if not used on qualified “like-kind property.”  As such, the balances were included in the Company’s cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows as at 31 December 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TRADE AND OTHER RECEIVABLES

Year ended 31 December	2015	2014
	US$’000	US$’000
Oil, natural gas and NGL sales	5,684	13,246
Joint interest billing receivables	4,108	11,587
Commodity hedge contract receivables	1,653	1,153
Other	63	8
Total trade and other receivables	11,508	25,994

Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value.  No receivables were outside of normal trading terms as at 31 December 2015 and 2014.

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

Year ended 31 December	2015	2014
	US$’000	US$’000
FINANCIAL ASSETS:
Current
Derivative financial instruments — commodity contracts	9,967	7,801
Non-current
Derivative financial instruments — commodity contracts	3,950	1,675
Derivative financial instruments — interest rate swaps	—	107
Total financial assets	13,917	9,583

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — interest rate swaps	—	(130)
Total financial liabilities	—	(130)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — ASSETS HELD FOR SALE

As at 31 December 2015, the consolidated statement of financial position includes $90.6 million of assets and $0.7 million of liabilities as held for sale, respectively, comprised of the following:

Year ended 31 December	2015
US$
Eagle Ford
Development and production assets (25%)	$77,021
Exploration and evaluation expenditure (25%)	8,377
Cooper Basin
Exploration and evaluation expenditure (100%)	5,234
Total assets held for sale	$90,632

Restoration provision for Eagle Ford developed assets (25%)	$(744)
Total liabilities held for sale	$(744)

In late 2015, the Company’s management committed to a plan to sell a minimum of a 25% non-operated working interest in its Eagle Ford assets. The Company acquired the Cooper Basin assets, which fall outside the Company’s strategic focus, as part of the NSE acquisition in 2015.  The Company believes the sale of the aforementioned assets is highly probably in 2016.

As at 31 December 2015, certain of the Company’s assets held for sale were included in the Borrowing Base Value under the Company’s Credit Agreement.  Upon the sale of these assets, the Lender may elect to reduce the then effective Borrowing Base by an amount equal to the value attributed to those assets if the value of the remaining assets doesn’t meet the prescribed asset coverage thresholds.  As at 31 December 2015, 25% of the Company’s Eagle Ford assets represented approximately 24% of the Borrowing Base Value so, if the valuation was unchanged at the time of the sale, the lender could elect to require repayment of that pro rata portion of the outstanding debt which equates to approximately $45 million.  That being said, there many variables that affect the Lender’s determination of Borrowing Base Value at any point in time and therefore it is difficult for the Company to estimate the Borrowing Base Value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.

NOTE 15 — FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the consolidated statement of financial position in accordance with the fair value hierarchy.  This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:                            quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:                            inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:                            inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — FAIR VALUE MEASUREMENT continued

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.  The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 31 December 2015 (US$’000)	Level 1	Level 2	Level 3	Total

Assets measured at fair value
Derivative commodity contracts	—	13,917	—	13,917
Available-for-sale securities (included in other current assets)	89	—	—	89
Assets held for sale	—	—	90,632	90,632
Development and production assets	—	—	250,922	250,922
Exploration and evaluation assets	—	—	26,323	26,323

Net fair value	89	13,917	367,877	381,883

Consolidated 31 December 2014 (US$’000)	Level 1	Level 2	Level 3	Total

Assets measured at fair value
Derivative commodity contracts	—	9,476	—	9,476
Interest rate swap contract — current	—	107	—	107
Development and production assets (1)	—	—	455,084	455,084

Liabilities measured at fair value
Interest rate swap contracts — long term	—	(130)	—	(130)

Net fair value	—	9,453	455,084	464,537

(1)         Excludes work-in-progress and restoration provision assets totaling $63.9 million.

During the years ended 31 December 2015 and 2014, respectively, there were no transfers between level 1 and level 2 fair value measurements, and no transfer into or out of level 3 fair value measurements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — FAIR VALUE MEASUREMENT continued

Measurement of Fair Value

a)   Derivatives

Derivatives entered into by the Company consist of commodity contracts and interest rate swaps.  The Company utilises present value techniques and option-pricing models for valuing its derivatives.  Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads.  All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)   Available-for-sale securities

The Company purchased 122 million shares of Elixer Petroleum (ASX: EXR) in conjunction with its purchase of NSE.  The fair value of the securities was determined using ASX trade data, which is directly observable by the Company, and has been included with the Level 1 fair value hierarchy.

c)   Development and Production Assets, Exploration and Evaluation Assets and Assets Held for Sale

At 31 December 2015, the Company recorded impairment expense to present all of its exploration and evaluation expenditures and its development and production assets, including its assets held for sale, at the estimated recoverable amount.  The estimate of the recoverable amount includes Level 3 inputs described in detail in Note 19.

d)   Credit Facilities

As at 31 December 2015, the Company had $125 million and $67 million of principal debt outstanding on its Term Loan and Revolving Facility, respectively. The estimated fair value of the Term Loan was approximately $179 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Term Loan was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period.  The estimated fair value of the Revolving Facility approximated its carrying amount due to the floating interest rate paid on such debt to be set for a period of three months or less.

e)   Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 16 — OTHER CURRENT ASSETS

Year ended 31 December	2015	2014
	US$’000	US$’000
Cash advances to other operators	27	3,270
Escrow accounts	—	1,000
Oil inventory on hand, lesser of cost or market	632	1,331
Equipment inventory, lesser of cost or market	783	1,315
Prepaid expenses	2,578	1,401
Available-for-sale securities	89	—
Other	45	19
Total other current assets	4,154	8,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — DEVELOPMENT AND PRODUCTION ASSETS

Year ended 31 December	2015	2014
	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Development and production assets, at cost:
Producing assets	694,111	652,035
Wells-in-progress	38,210	56,043
Undeveloped assets	62,781	—
-Development and production assets, at cost:	795,102	708,078
Accumulated depletion	(211,123)	(117,613)
Accumulated impairment	(256,036)	(71,452)
Total development and production expenditure	327,943	519,013
Less amount classified as asset held for sale	(77,021)	—
Total Development and Production Expenditure, net of assets held for sale	250,922	519,013

a) Movements in carrying amounts:
Development expenditure
Balance at the beginning of the period	519,013	312,230
Amounts capitalised during the period	76,831	350,196
Amounts transferred from exploration phase	4,898	59,209
Fair value of assets acquired	13,170	—
Allocation of working interest assets acquired	—	2,244
Exploratory dry hole costs previously included in wells-in progress	(2,416)	—
Revision to restoration provision	(5,715)	—
Depletion expense	(93,429)	(85,357)
Impairment expense	(184,408)	(71,212)
Development and production assets, net of accumulated amortization, sold during the period	—	(48,297)
Reclassifications to assets held for sale	(77,021)	—
Balance at end of period	250,922	519,013

Borrowing costs relating to drilling of development wells that have been capitalized as part of oil and gas properties during the year ended 31 December 2014 was $1.6 million (2014: $3.4 million). The interest capitalized as a percent of bank interest for years ended 31 December 2015 and 2014 was 14.1% and 100%, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — EXPLORATION AND EVALUATION EXPENDITURE

Year ended 31 December	2015	2014
	US$’000	US$’000
Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase, at cost	178,693	156,680
Provision for impairment	(138,759)	(1,550)
Total exploration and evaluation expenditures	39,934	155,130
Less amount classified as asset held for sale	(13,611)	—
Total Exploration and Evaluation Expenditure, net of assets held for sale	26,323	155,130

a) Movements in carrying amounts:
Exploration and evaluation
Balance at the beginning of the period	155,130	166,144
Amounts capitalised during the period	22,508	39,670
Fair value of assets acquired (1)	4,586	—
Allocation of working interest assets acquired(2)	—	34,184
Exploration costs expensed (3)	(183)	(10,934)
Amounts transferred to development phase	(4,898)	(59,209)
Exploration tenements sold during the period	—	(14,725)
Impairment expense	(137,209)	—
Reclassifications to assets held for sale (4)	(13,611)	—
Balance at end of period	26,323	155,130

(1)         As part of the Company’s acquisition of NSE in August 2015, the Company acquired a 17.5% WI in the PEL570 concession in the Cooper Basin.

(2)         In July 2014, the Company acquired the working interest in approximately 9,200 gross (5,700 net) in Dimmit County, Texas.  The purchase price included an initial cash payment of $35.5 million and a commitment to drill four Eagle Ford wells.  The purchase price was allocated between exploration and evaluation and development and production assets based on discounted cash flows of developed producing wells.

(3)         In 2015, the Company expensed costs associated with two exploratory wells located in the Eagle Ford that did not have economically recoverable reserves (i.e. dry hole wells).  In 2014, the Company drilled three exploratory wells in the Anadarko Basin that did not have economically recoverable reserves and as such, all associated costs were expensed as exploration expense on the consolidated statement of profit or loss.

(4)         The Company has committed to a plan to sell its interest in the Cooper Basin and 25% of its Eagle Ford assets in 2016.  As of 31 December 2015, the fair value of the exploration and evaluation expenditure assets held for sale were $13.6 million.

The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — IMPAIRMENT OF NON-CURRENT ASSETS

At 31 December 2015, the Group reviewed its non-current assets for indicators of impairment in accordance with the Group’s accounting policy.  Due to the further decline in the oil pricing environment at year-end, the Company determined that there was an indication of impairment for all of its exploration and evaluation expenditures and its development and production assets.

Each of the Group’s development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable.

Estimates of recoverable amounts are based on the higher of an asset’s value-in-use or fair value less costs to sell (level 3 fair value hierarchy), using a discounted cash flow method, and are most sensitive to the key assumptions such as pricing, discount rates, and reserve risk factors. For its development and production assets, the Group has used the FVLCS calculation whereby future cash flows are based on estimates of hydrocarbon reserves in addition to other relevant factors such as value attributable to additional reserves based on production plans.  For its exploration and evaluation expenditures, the Group has used the FVLCS calculation determined by the probability weighted combination of a discounted cash flow method and market transactions for comparable undeveloped acreage.

Estimates of future commodity prices are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.  Future prices ($/bbl) used for the 31 December 2015 FVLCS calculation were as follows:

2016	2017	2018	2019 and thereafter
$40.00	$50.00	$60.00	$70.00

As at 31 December 2015, the post-tax discount rate that has been applied to the above non-current assets were 9.0% and 10.0% for proved developed producing and proved undeveloped properties, respectively.  As at 31 December 2015, the Group also applied further risk-adjustments appropriate for risks associated with its proved undeveloped reserves using a risk-adjustment rate of 20% based on the risk associated with the undeveloped reserve category.

As at 31 December 2015, the post-tax discount rate that has been applied to the exploration and evaluation expenditures was 15.0% and 20.0% for its probable and possible reserves, respectively.  As at 31 December 2015, the Group also applied further risk-adjustments appropriate for risks associated with its probable and possible reserves using a risk-adjustment rate of 30% and 40%, respectively, based on the risk associated with each reserve category.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — IMPAIRMENT OF NON-CURRENT ASSETS continued

Recoverable amounts and resulting impairment recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income as at 31 December 2015 and 2014 and recorded in the years then ended are presented in the table below.  In the first half of the year ended 31 December 2015, the Company impaired its Mississippian/Woodford development and production assets and exploration and evaluation by $2.6 million and $13.4 million for a total of $16.0 million.  The total impairment expense for the year ended 31 December 2015 was $321.6 million.

31 December 2015		Recoverable
Cash-generating unit	Carrying costs	amount (1)	Impairment
	US$’000	US$’000	US$’000

Exploration and evaluation expenditures:
Eagle Ford	151,171	33,511	(117,660)
Mississippian/Woodford	5,164	1,190	(3,974)
Cooper Basin	7,436	5,234	(2,202)
Total exploration and evaluation	163,771	39,935	(123,836)
Development and production assets:
Eagle Ford	431,796	308,083	(123,713)
Mississippian/Woodford	77,940	19,859	(58,081)
Total development and production assets	509,736	327,942	(181,794)

(1)  Before reclassification of assets held for sale

31 December 2014		Recoverable
Cash-generating unit	Carrying costs (1)	amount	Impairment
	US$’000	US$’000	US$’000

Development and production assets:
Eagle Ford	400,761	389,764	10,997
Mississippian/Woodford	125,535	65,320	60,215
Total development and production assets	526,296	455,084	71,212

(1)         Carrying costs exclude work-in-progress that was not subject to impairment analysis.

The impairment charges of $321.9 million and $71.2 million for the years ended 31 December 2015 and 2014, respectively, were primarily the result of the lower oil price environment.  Any further adverse changes in any of the key assumptions may result in future impairments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — PROPERTY AND EQUIPMENT

Year ended 31 December	2015	2014
	US$’000	US$’000

Property and equipment, at cost	2,942	2,570
Accumulated depreciation	(1,560)	(1,016)
Total Property and Equipment	1,382	1,554

a) Movements in carrying amounts:

Balance at the beginning of the period	1,554	1,047
Amounts capitalised during the period	372	967
Depreciation expense	(544)	(460)
Balance at end of period	1,382	1,554

NOTE 21 — TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

Year ended 31 December	2015	2014
	US$’000	US$’000

Oil and natural gas property and operating related	37,167	117,117
Administrative expenses, including salaries and wages	1,253	1,689
Accrued interest payable	3,051	388
Total trade, other payables and accrued expenses	41,471	119,194

NOTE 22 — CREDIT FACILITIES

	2015	2014
	US$000	US$000

Morgan Stanley Revolving Facility	67,000	—
Morgan Stanley Term Loan	125,000	—
Wells Fargo Senior Credit Facility	—	95,000
Wells Fargo Junior Credit Facility	—	35,000
Total Credit Facilities	192,000	130,000
Deferred financing fees, net of accumulated amortisation	(4,257)	(1,195)
Total credit facilities, net of deferred financing fees	187,743	128,805

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the “Credit Agreement”) with Morgan Stanley Energy Capital, Inc., as administrative agent (“Agent”) and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and term loans of $125 million (the “Term Loans), with an accordion feature providing for additional term loans of up to $50 million, subject to certain conditions.  The Revolving Facility is subject to a borrowing base, which was set initially at $75 million and was subsequently reduced to $67 million, as a result of its 4th quarter borrowing base redetermination.  The Revolving Facility has a five year term (matures in May 2020) and the Term Loan has a 5 ½ year term (matures in November 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — CREDIT FACILITIES continued

The Revolving Facility and Term Loans refinanced the Company’s credit facilities with Wells Fargo Bank, N.A. and Wells Fargo Energy Capital, Inc., respectively. At closing, the Company used $145.0 million of the proceeds to pay off its previous credit facilities, which are fully paid-off. Approximately $1.1 million of deferred financing fees related to the previous credit facilities were written off due to the refinance.  In addition, the Company paid Wells Fargo et al $0.4 million of early termination fees at closing, for a total of $1.5 million of loss on debt extinguishment recorded in the statement of profit or loss and other comprehensive income.

The Company is required under our Credit Agreement to maintain the following financial ratios:

•                  a minimum current ratio, consisting of consolidated current assets including undrawn borrowing capacity to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

•                  a maximum leverage ratio, consisting of consolidated Revolving Facility Debt to adjusted consolidated EBITDAX (as defined in the Credit Facility), of not greater than 4.0 to 1.0 as of the last day of any fiscal quarter;

•                  a minimum interest coverage ratio, consisting of EBITDAX to Consolidated Interest Expense (as defined in the Credit Facility), of not less than 2.0 to 1.0 as of the last day of any fiscal quarter; and

•                  An asset coverage ratio, consisting of PV9% to Total Debt (as defined in the Credit Facility), of not less than 1.25 to 1.0, through 30 September 2016 and not less than 1.50 to 1.0 thereafter.

As at 31 December 2015, the Company was in compliance with all financial and other covenants under the Credit Agreement.

NOTE 23 — RESTORATION PROVISION

The restoration provision represents the best estimate of the present value of restoration costs relating to the Company’s oil and natural gas interests, which are expected to be incurred up to 2044.  Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions.  However, actual restoration costs will reflect market conditions at the relevant time.  Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates.  This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

Year ended 31 December	2015	2014
	US$’000	US$’000

Balance at the beginning of the period	8,866	5,074
New provisions	560	3,677
Changes in estimates (1)	(5,661)	1,541
Disposals	—	(2,314)
Settlements	(290)	—
New provisions assumed from acquisition	334	822
Unwinding of discount	23	66
Reclassification to liabilities held for sale	(744)	—
Balance at end of period	3,088	8,866

(1)         The change in estimates is primarily the result of lower estimated third-party service provider costs to perform restoration work.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

Year ended 31 December	2015	2014
	US$’000	US$’000

Net deferred tax assets:
Share issuance costs	1,342	2,172
Net operating loss carried forward	3,659	1,826
Accrued interest	(2,847)	—
Development and production expenditure	(241)	—
Total net deferred tax assets	1,913	3,998

Deferred tax liabilities:
Development and production expenditure	(10,338)	(106,343)
Derivatives	(4,371)	(3,351)
Other	(32)	—
Offset by deferred tax assets with legally enforceable right of set-off:
Net operating loss carried forward	1,396	5,943
Credits	3,567	1,070
Accrued interest	3,437	—
Other	—	12
Total net deferred tax liabilities	(6,341)	(102,668)

NOTE 25 — ISSUED CAPITAL

Total ordinary shares issued and outstanding at each period end are fully paid.  All shares issued are authorized.  Shares have no par value.

a) Ordinary Shares

Number of Shares

Total shares issued and outstanding at 31 December 2013	463,173,668
Shares issued during the year	86,122,171
Total shares issued and outstanding at 31 December 2014	549,295,839
Shares issued during the year (1)	9,807,723
Total shares issued and outstanding at 31 December 2015	559,103,562

(1)         Includes 1.5 million shares held in escrow related to the Company’s acquisition of NSE. The shares are expected to be returned to the Company in satisfaction of certain unresolved due diligence defects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 — ISSUED CAPITAL continued

Ordinary shares participate in dividends and the proceeds on winding up of the Parent Company in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Year ended 31 December	2015	2014
	US$’000	US$’000

b) Issued Capital
Beginning of the period	306,853	237,008
Shares issued in connection with:
Share consideration paid in business combination	1,576	—
Private placement	—	72,178
Exercise of stock options	—	260
Total shares issued during the period	1,576	72,438
Cost of capital raising during the period, net of tax benefit	—	(2,593)
Closing balance at end of period	308,429	306,853

c)                    Options on Issue

In 2015, the holders of all of the outstanding options (2,730,000) were notified the options would be converted to 1,275,000 restricted share units (RSUs), which vest in accordance with the original options’ terms.  Refer to Note 31 for additional information regarding this conversion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 — ISSUED CAPITAL continued

d)                   Restricted Share Units on Issue

Details of the restricted share units issued or issuable as at 31 December:

Grant Date	2015 No. of RSUs	2014 No. of RSUs

15 Oct 2012 (1)	352,676	352,676
19 April 2013	204,914	411,769
28 May 2013	93,562	187,124
15 April 2014	658,080	1,291,951
5 May 2014	45,000	90,000
12 May 2014	63,332	126,666
30 May 2014	503,991	503,991
27 April 2015(3)	28,874	—
28 May 2015	1,545,113	—
28 May 2015 (2)	1,545,113	—
24 June 2015(3)	4,267,002	—
24 June 2015(2) (3)	2,815,681	—
17 July 2015(4)	1,275,000	—
1 August 2015(3)	321,000	—
Total RSUs outstanding	13,719,338	2,964,177

(1)         RSUs vested in 2015 and ordinary shares were issued in early 2016.

(2)         TSR RSUs are described in more detail in the Remuneration Report on page 26.

(3)         RSUs were granted during 2015 and will be formally issued in early 2016.  The Company began expensing the award at its grant date in 2015.

(4)         RSUs issuable from option conversion described above. 1,087,367 vested during 2015 and ordinary shares were issued in early 2016.

e)                          Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

The Group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets.  Other than the covenants described in Note 21, the Group has no externally imposed capital requirements.

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and in the market.  These responses include the management of debt levels, distributions to shareholders and shareholder issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period.  The strategy is to ensure that any significant increases to the Group’s debt or equity through additional draws or raises have minimal impact to its gearing ratio.  As at 31 December 2015 and 2014, the Company had $192 million and $130 million of outstanding debt, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 — RESERVES

a)  Share Option Reserve

The share option reserve records items recognised as expenses on valuation of employee share options and restricted share units.

b)  Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 27 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to tenements

As at 31 December 2015, all of the Company’s core exploration and evaluation and development and production assets are located in the United States of America (“US”).  In addition, the Company has exploration and evaluation assets located in Australia.  The Australian assets are currently classified as held for sale.

The mineral leases in the exploration prospects in the US have primary terms ranging from 3 years to 5 years and generally have no specific capital expenditure requirements.  However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

The Company is committed to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million through 2019, of which A$3.9 million (US$2.8 million) had been incurred as at 31 December 2015.

The following tables summarize the Group’s contractual commitments not provided for in the consolidated financial statements:

As at 31 December 2015	Total	Less than 1 year	1 — 5 years	More than 5 years
	US$’000

Cooper Basin capital commitments (1)	5,098	2,549	2,549	—
Operating lease commitments (2)	5,892	1,372	4,520	—
Employment commitments (3)	372	372	—	—
Total expenditure commitments	11,362	4,293	7,069	—

As at 31 December 2014	Total	Less than 1 year	1 — 5 years	More than 5 years
	US$’000

Drilling rig commitments (4)	1,460	1,460	—	—
Operating lease commitments (2)	2,363	430	1,933	—
Employment commitments (3)	742	370	372	—
Total expenditure commitments	4,565	2,260	2,305	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS continued

(1)         The Company has capital commitments to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million through 2019 (commitment amounts in table shown in USD translated at 31 December 2015).  Timing of commitment may vary based on drilling activity by the operator.

(2)         Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space and the Company’s amine treatment facility not provided for in the consolidated financial statements.

(3)         Represents commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the consolidated financial statements. Details relating to the employment contracts are set out in the Company’s Remuneration Report.

(4)         As at 31 December 2014 the Company had one outstanding drilling rig contracts to explore and develop the Company’s properties.  The contracts historically have had terms of 6 months.  Amounts represent minimum expenditure commitments should the Company have elected to terminate these contracts prior to term.

NOTE 28 — CONTINGENT ASSETS AND LIABILITIES

In August 2015, the Company received notice from the buyer of its non-operated Phoenix properties sold in December 2013 that they filed a lawsuit against the Company.  The claim of $0.9 million relates to costs not included by the buyer on the final post-closing settlement, for which it seeks reimbursement from the Company.  The Company does not believe the case has merit and, should the lawsuit be filed, intends to vigorously defend itself.

At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

NOTE 29 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America.  All of the basins and/or formations in which the Company operates in North America have common operational characteristics, challenges and economic characteristics.  As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and Chief Executive Officer, that the Company has one reportable segment being oil and natural gas exploration and production in North America.  As at 31 December 2015, all statement of profit or loss and other comprehensive income activity was attributed to its reportable segment with the exception of $2.2 million of pre-tax impairment expense.

Geographic Information

The operations of the Group are located in two geographic locations, North America and Australia.  The Company’s Australian assets (Cooper Basin) were acquired in 2015 from NSE and were immediately classified as held for sale.  All revenue is generated from sales to customers located in North America.

Revenue from three major customers exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2015 and accounted for 30%, 29%  and 22% percent, respectively (2014: one major customer accounted for 65 percent) of our consolidated oil, natural gas and NGL revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 — CASH FLOW INFORMATION

Year ended 31 December	2015	2014
	US$’000	US$’000

a) Reconciliation of cash flows from operations with income from ordinary activities after income tax
Profit from ordinary activities after income tax	(269,795)	15,321
Adjustments to reconcile net profit to net operating cash flows:
Depreciation and amortisation expense	94,584	85,584
Share options expensed	4,100	1,915
Unrealised (gains) losses on derivatives	(3,444)	(9,642)
Net gain on sale of properties	(790)	(48,604)
Decrease in fair value of securities available for sale	90	—
Impairment of development and production assets	321,918	71,212
Unsuccessful exploration and evaluation expense	—	10,934
Loss on debt extinguishment	1,151	316
Add: Interest expense and financing costs(disclosed in investing and financing activities)	9,418	383
Recognition of DTA on items directly within equity	—	879
Other	2,240	126
Changes in assets and liabilities:
- (Decrease) increase in current and deferred income tax	(94,242)	(14,606)
- Decrease in other current assets	2,742	28
- Decrease (increase) in trade and other receivables	7,007	8,679
- Increase (decrease) in trade and other payables	(2,177)	5,562
- Increase in tax receivable	(6,903)	—
- Decrease in non-current liability	(1,430)	—
Net cash provided by operating activities	64,469	128,087

b)                Non Cash Financing and Investing Activities

• During the year ended 31 December 2015, the net gain on sale of properties primarily related to an ad valorem tax true-up related to properties sold in 2014.

• During the year ended 31 December 2014 the net gain on sale of properties for the disposition of the Company’s remaining Williston assets included the relief of a net payable due to the buyer of $4.0 million ($17.1 million payable and $13.1 million receivable).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 — SHARE BASED PAYMENTS

Options

During 2015, all Option holders were notified that the conversion of all outstanding options would be converted into 1,275,000 RSUs, which vest in accordance with the original options’ terms.  The incremental fair value of the award was calculated as the difference between the original stock option valued using the Black Scholes model as at the date of conversion, and the RSU value on the conversion date.  The incremental fair value attributed to the conversion was $0.3 million, of which $0.2 million was recognized during 2015 and the remaining incremental fair value will be recognized over the remaining term of the RSU awards.

No options were granted during the years ended 31 December 2015 and 2014, and a total of nil and 431,666 previously issued options were exercised, respectively.

	2015		2014
Year ended 31 December	Number of Options	Weighted Average Exercise Price A$	Number of Options	Weighted Average Exercise Price A$
Outstanding at start of period	2,730,000	0.90	5,051,666	1.02
Formally issued	—	—	—	—
Forfeited	—	—	(1,890,000)	1.29
Exercised	—	—	(431,666)	0.62
Converted to RSUs (1)	(2,730,000)	0.90	—	—
Outstanding at end of period	—	—	2,730,000	0.90
Exercisable at end of period	—	—	1,930,000	0.87

(1)         Conversion of the options was approved in 2015; the associated RSUs were issued in early 2016.

Share based payments expense related to options is determined pursuant to AASB 2 - Share Based Payments (“AASB 2”) / IFRS 2 — Share Based Payments (“IFRS 2”), and is recognised pursuant to the attached vesting conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 — SHARE BASED PAYMENTS continued

Restricted Share Units

During the years ended 31 December 2015 and 2014, the Board of Directors awarded 13,322,262 and 2,839,626 RSUs, respectively, to certain employees (of which 3,090,000 and 671,988, respectively, granted to the Company’s Managing Director were approved by shareholders).  These awards were made in accordance with the long-term equity component of the Company’s incentive compensation plan, the details of which are described in more detail in the Remuneration Report of the Directors’ Report. Share based payment expense for RSUs awarded was calculated pursuant to AASB 2 / IFRS 2.  The fair values of RSUs were estimated at the date they were approved by the Board of Directors (the measurement dates) based on the Company’s share price at the date of grant.  The value of the vested portion of these awards has been recognised within the financial statements.  This information is summarised for the Group for the years ended 31 December 2015 and 2014, respectively, below:

	Number of RSUs	Weighted Average Fair Value at Measurement Date A$

Outstanding at 31 December 2013	1,704,307	0.83
Issued	2,839,626	0.97
Converted to ordinary shares	(1,479,978)	0.89
Forfeited	(99,778)	0.92
Outstanding at 31 December 2014	2,964,177	0.93
Issued or Issuable	13,322,262	0.53
Converted to ordinary shares	(3,805,789)	0.63
Forfeited	(46,312)	0.93
Outstanding at 31 December 2015	12,434,338	0.55

(1)         The Company began recognizing the expense related to the conversion of all outstanding options to RSUs during 2015.  These RSUs were formally issued in early 2016, but were excluded from the outstanding RSUs above as at 31 December 2015.

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions:

RSUs awarded during the year ended 31 December 2015:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
27 April 2015	28,874	15	25% on 27 April 2016, 2017, 2018 and 2019
28 May 2015	1,545,113	693	33% on 31 January 2016, 2017 and 2018
28 May 2015	1,545,113	1,039	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	4,267,002	1,713	33% on 31 January 2016, 2017 and 2018
24 June 2015	2,815,681	1,609	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	2,809,479	1,128	100% vested upon issuance
1 September 2015	321,000	82	33% on 31 January 2016, 2017 and 2018
	13,332,262	6,279

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 — SHARE BASED PAYMENTS continued

RSUs awarded during the year ended 31 December 2014:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
15 April 2014	1,842,638	$1,611	25% issuance date, 25% first three anniversaries
5 May 2014	135,000	123	33% issuance date, 33% on 1 January 2015 and 2016
12 May 2014	190,000	172	33% issuance date, 33% first two anniversaries
30 May 2014	671,988	680	25% issuance date, 25% first three anniversaries
	2,839,626	$2,586

Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company.  Once converted to ordinary shares, the RSUs are no longer restricted.  As the daily closing price of the Company’s ordinary shares approximates its estimated fair value at that time, the Company used the grant date closing price to estimate the fair value of the RSUs.

The total share based compensation expense for the years ended 31 December 2015 and 2014 was $4.1 million and $1.9 million, respectively.

Subsequent to 31 December 2015, the Board granted 9,136,047 RSUs that vest between 0% and 133% based on Company’s three year absolute total shareholder return.

NOTE 32 — RELATED PARTY TRANSACTIONS

N Martin was previously a partner of Minter Ellison Lawyers and is now a consultant for Minter Ellison Lawyers as well as a Director of the Company. Minter Ellison Lawyers were paid an immaterial amount for legal services for the years ended 31 December 2015 and 2014.

NOTE 33 — FINANCIAL RISK MANAGEMENT

a)             Financial Risk Management Policies

The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group’s risk management strategy focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group has historically used derivative financial instruments to hedge exposure to fluctuations in interest rates and commodity prices. The Group’s financial instruments consist mainly of deposits with banks, short term investments, accounts receivable, derivative financial instruments, finance facility, and payables. The main purpose of non-derivative financial instruments is to raise finance for the Group operations.

i)                                         Treasury Risk Management

Financial risk management is carried out by Management. The Board sets financial risk management policies and procedures by which Management are to adhere. Management identifies and evaluates all financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by the Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 — FINANCIAL RISK MANAGEMENT continued

ii)                                      Financial Risk Exposure and Management

The Group’s interest rate risk arises from its borrowings.  Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

The Company did not have any interest rate swaps in place as at 31 December 2015.  As at 31 December 2014, the Group had interest rate swaps with a notional contract amount of $15.0 million.  The net fair value of interest rate swaps at 31 December 2014 was relatively immaterial, comprising long-term assets of $0.1 million (2013: $0.2 million) and current liabilities of $0.1 million (2013: 0.1 million).  These amounts were recognised as Level 2 fair value derivatives. (See Note 14)

iii)                                   Commodity Price Risk Exposure and Management

The Board actively reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of the Group’s hedging activity are continually monitored against Group policy. The Group sells its oil on market using Nymex West Texas Intermediary (WTI) and Louisiana Light Sweet (LLS) market spot rates reduced for basis differentials in the basins from which the Company produces.  Gas is sold using Henry Hub (HH) and Houston Ship Channel (HSC) market spot prices.  Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group’s policy is to hedge at least 50% of its proved developed reserves through 2019 and for a rolling 36 month period thereafter, as required by its Credit Agreement. The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

A summary of the Company’s outstanding hedge positions as at 31 December 2015 is below:

Oil Derivatives (WTI)

		Weighted Average
Year	Units (Bbls)	Floor (1)	Ceiling
2016	1,037,063	$50.63	$76.14
2017	624,000	$47.53	$79.92
2018	444,000	$51.47	$81.53
2019	168,000	$52.51	$87.71
Total	2,273,063	$50.08	$80.49

Gas Derivatives (HH)

		Weighted Average
Year	Units (Mcf)	Floor (1)	Ceiling
2016	2,040,000	$2.54	$3.58
2017	1,320,000	$2.85	$3.91
2018	930,000	$3.00	$4.32
2019	360,000	$3.27	$4.65
Total	4,650,000	$2.78	$4.01

(1)         The Company’s outstanding derivative positions include swaps totaling 1,491,063 Bbls and 2,610,000 Mcf, which are included in the weighted average floor value, but have no corresponding ceiling.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 — FINANCIAL RISK MANAGEMENT continued

b)             Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles.  Other than the Junior Credit Facility, the balances are not materially different from those disclosed in the consolidated statement of financial position of the Group.

c)              Credit Risk

Credit risk for the Group arises from investments in cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. The Group trades only with recognised, creditworthy third parties.

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognise the financial assets, is the carrying amount, net of any impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.  Receivable balances are monitored on an ongoing basis at the individual customer level.

At 31 December 2015, the Group had one customer that owed the Group approximately $4.8 million and accounted for approximately 83% of total accrued revenue receivables.  For joint interest billing receivables, if payment is not made, the Group can withhold future payments of revenue, as such, there is minimal to no credit risk associated with these receivables.

d)             Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.  The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities as they become due, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group manages liquidity risk by maintaining adequate reserves and banking facilities by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

As at 31 December 2015, certain of the Company’s assets held for sale were included in the Borrowing Base Value under the Company’s Credit Agreement.  Upon the sale of these assets, the Lender may elect to reduce the then effective Borrowing Base by an amount equal to the value attributed to those assets if the value of the remaining assets doesn’t meet the prescribed asset coverage thresholds.  As at 31 December 2015, 25% of the Company’s Eagle Ford assets represented approximately 24% of the Borrowing Base Value so, if the valuation was unchanged at the time of the sale, the lender could elect to require repayment of that pro rata portion of the outstanding debt which equates to approximately $45 million.  That being said, there many variables that affect the Lender’s determination of Borrowing Base Value at any point in time and therefore it is difficult for the Company to estimate the Borrowing Base Value at an undetermined point in the future so the amount that would be required to be repaid, if any, is uncertain.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 — FINANCIAL RISK MANAGEMENT continued

The Company has the following commitments related to its financial liabilities (US$’000):

Year ended 31 December 2015	Total	Less than 1 year	1 – 5 years	More than 5 years

Trade and other payable	21,588	21,588	—	—
Accrued expenses	19,883	19,883	—	—
Credit facilities payments, including interest (1)	247,259	12,420	234,839	—
Total	288,730	53,891	234,839	—

Year ended 31 December 2014	Total	Less than 1 year	1 – 5 years	More than 5 years

Trade and other payable	46,861	46,861	—	—
Accrued expenses	72,333	72,333	—	—
Derivative financial liabilities	130	130	—	—
Credit facilities payments, including interest	147,994	5,502	142,492	—
Total	267,318	124,826	142,492	—

(1)  Assumes credit facilities are held to maturity.  However, if the Company sells its assets held for sale, it may be required to repay a portion of the credit facilities from the sales proceeds.

e)              Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: commodity price risk, interest rate risk and foreign currency risk.  Financial instruments affected by market risk include loans and borrowings, deposits, trade receivables, trade payables, accrued liabilities and derivative financial instruments.

Commodity Price Risk

The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of oil and gas products it produce.

Commodity Price Risk Sensitivity Analysis

The table below summarises the impact on profit before tax for changes in commodity prices on the fair value of derivative financial instruments.  The impact on equity is the same as the impact on profit before tax as these derivative financial instruments have not been designated as hedges and are and therefore adjusted to fair value through profit and loss.  The analysis assumes that the crude oil and natural gas price moves $10 per barrel and $0.50 per mcf, with all other variables remaining constant, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33 — FINANCIAL RISK MANAGEMENT continued

Year ended 31 December	2015	2014
	US$’000	US$’000

Effect on profit before tax Increase / (Decrease)
Oil
- improvement in US$ oil price of $10 per barrel	(22,731)	(2,400)
- decline in US$ oil price of $10 per barrel	22,731	3,041
Gas
- improvement in US$ gas price of $0.50 per mcf	(2,325)	(120)
- decline in US$ gas price of $0.50 per mcf	2,325	120

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

Interest Rate Sensitivity Analysis

Based on the net debt position as at 31 December 2015 and 2014 (taking into account the 2014 interest rate swap) with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate.  The impact on equity is the same as the impact on profit before tax.

Year ended 31 December	2015	2014
	US$’000	US$’000

Effect on profit before tax Increase / (Decrease)
- increase in interest rates + 2%	(1,140)	(906)
- decrease in interest rates - 2%	112	184

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year.  However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity analysis will be subject to change.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 — PARENT COMPANY INFORMATION

Year ended 31 December	2015	2014
	US$’000	US$’000

Parent Entity

Assets
Current assets	18,131	9,108
Investment in subsidiaries	37,937	159,606
Deferred tax assets	1,913	3,998
Related party note receivable	112,481	112,481
Total assets	170,463	285,193
Liabilities
Current liabilities	53	34
Non-current liabilities	—	—
Total Liabilities	53	34
Total net assets	170,409	285,159
Equity
Issued capital	308,430	306,853
Share options reserve	386	386
Foreign currency translation	(48,215)	(30,539)
Retained earnings (loss)	(90,192)	8,459
Total equity	170,409	285,159
Financial Performance
Profit/(loss) for the year	(98,651)	7,334
Other comprehensive income	(17,675)	(10,030)
Total profit or loss and other comprehensive income	(116,326)	(2,696)

NOTE 35 — DEED OF CROSS GUARANTEE

Pursuant to Class Order 98/1418, the wholly-owned subsidiary, Armadillo Petroleum Limited (“APL”), is relieved from the Corporations Act 2001 requirements for preparation, audit and lodgment of its financial reports.

As a condition of the Class Order, SEAL and APL (“the Closed Group”) have entered into a Deed of Cross Guarantee (“Deed”).  The effect of the Deed is that SEAL has guaranteed to pay any deficiency in the event of the winding up of APL under certain provision of the Corporations Act 2001.  APL has also given a similar guarantee in the event that SEAL is wound up.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 — DEED OF CROSS GUARANTEE continued

Set out below is a consolidated statement of profit or loss and other comprehensive income and retained earnings of the Closed Group:

Year ended 31 December	2015	2014
	US$’000	US$’000

Profit / (loss) before income tax	(99,132)	7,764

Income tax (expense)/benefit	(1,723)	(324)

Profit attributable to members of SEAL	(100,855)	7,440

Total comprehensive loss attributable to members of SEAL	(118,526)	(2,813)

Retained earnings at 1 January	8,572	1,132
Retained earnings (accumulated deficit) at 31 December	(92,284)	8,572

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 — DEED OF CROSS GUARANTEE continued

Set out below is a condensed consolidated statement of financial position of the Closed Group:

Year ended 31 December	2015	2014
	US$’000	US$’000
Current assets
Cash and cash equivalents	245	11,506
Trade and other receivables	3,426	—
Other current assets	10,001	185
Assets held for sale	5,234
Total current assets	18,906	11,691

Non-current assets
Exploration and evaluation expenditure	40	45
Related party note receivable	112,481	112,481
Deferred tax assets	1,913	3,998
Investment in subsidiaries	36,543	158,047
Total non-current assets	150,977	274,571

Total assets	169,883	286,262

Current liabilities
Trade and other payables	31	988
Accrued expenses	1,542	13
Total current liabilities	1,573	1,001

Non-current liabilities
Deferred tax liabilities	3	3
Total non-current liabilities	3	3

Total liabilities	1,576	1,004

Net assets	168,307	285,258

Equity
Issued capital	308,429	306,853
Share option reserve	386	386
Foreign currency translation	(48,224)	(30,553)
Retained earnings (accumulated deficit)	(92,284)	8,572
Total equity	168,307	285,258

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36 — EVENTS AFTER THE BALANCE SHEET DATE

No significant matters occurred subsequent to 31 December 2015, but prior to the issuance of this Report.

Directors’ Declaration

The Directors of the Group declare that:

1                 the Financial Statements and Notes as set out on pages 46 to 97 are in accordance with the Corporations Act 2001 and:

a)             comply with Australian Accounting Standards and the Corporations Regulations 2001 and International Financial Reporting Standards as disclosed in Note 1; and

b)             give a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and of the performance for the financial year ended on that date;

2                 the Chief Executive Officer and Chief Financial Officer have declared that:

a)             the financial records of the Group for the year ended have been properly maintained in accordance with section 286 of the Corporations Act 2001;

b)             the financial statements and notes for the financial period comply with the Accounting Standards; and

c)              the financial statements and notes give a true and fair view;

3                 in the Directors’ opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Michael Hannell
Chairman
Adelaide
Dated this 31st day of March 2016

Independent auditor’s report to the members of Sundance Energy Australia Limited

Report on the financial report

We have audited the accompanying financial report of Sundance Energy Australia Limited, which comprises the consolidated statement of financial position as at 31 December 2015 the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company Sundance Energy Australia Limited and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company Sundance Energy Australia Limited are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine are necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have complied with the independence requirements of the Corporations Act 2001.  We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report.

Opinion

In our opinion:

a.                  the financial report of Sundance Energy Australia is in accordance with the Corporations Act 2001, including:

i                         giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and of its performance for the year ended on that date; and

ii                      complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b.                  the financial report also complies with International Financial Reporting Standards issued by the IASB as disclosed in Note 1.

Report on the remuneration report

We have audited the Remuneration Report included in pages 15 to 32 of the directors’ report for the year ended 31 December 2015. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Sundance Energy Australia Limited for the year ended 31 December 2015, complies with section 300A of the Corporations Act 2001.

Ernst & Young

Scott Jarrett
Partner
Sydney
31 March 2016

Additional Information compiled as at 14 March 2016

Shareholding

Substantial Shareholders

The names of the substantial shareholders in the Company, the number of equity securities to which each substantial shareholder and substantial holder’s associates have a relevant interest, as disclosed in substantial holding notices given to the Company:

Name	No of Ordinary Shares	%
ADVISORY RESEARCH, INC	58,024,156	10.02
GAFFWICK PTY LTD	55,000,000	9.84
IOOF HOLDINGS LIMITED	28,356,640	5.072

Distribution of Equity Securities

Size of Holding

Range	Total Holders	Units	% Issued Capital	Unlisted RSUs
1-1,000	641	271,455	0.05	4
1,001-5,000	1,163	3,557,405	0.63	8
5,001-10,000	761	6,146,135	1.10	8
10,001-100,000	1,541	51,314,431	9.15	13
100,001-9,999,999	313	499,254,179	89.07	6
Total	4,419	560,543,605	100.00	39

There are 883 shareholders with less than a marketable parcel of shares.

Voting Rights

Fully paid ordinary shares

At meetings of members or classes of members:

a)                         Each member entitled to vote may vote in person or by proxy, attorney or representative;

b)                         on a show of hands, every person present who is a member or proxy, attorney or representative of a member has one vote; and,

c)                          on a poll, every person present who is a member or a proxy, attorney or representative of a member has:

i)                                         for each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share; and,

ii)                                      for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited) subject to any rights or restrictions attached to any shares or class or classes of shares.

Unvested RSUs

No voting rights.

Twenty largest holders of fully paid Ordinary Shares

Rank	Name	Units	% Issued Capital
1	NATIONAL NOMINEES LIMITED	73,673,042	13.14
2	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	71,592,992	12.77
3	J P MORGAN NOMINEES AUSTRALIA LIMITED	55,511,852	9.90
4	CITICORP NOMINEES PTY LIMITED	31,630,563	5.64
5	GAFFWICK PTY LTD	28,500,000	5.08
6	GAFFWICK PTY LTD	26,500,000	4.73
7	PROVIDENT MINERALS PTE LTD	18,292,076	3.26
8	BNP PARIBAS NOMS PTY LTD	13,124,646	2.34
9	MR JAMES DAVID TAYLOR	10,943,754	1.95
10	UBS NOMINEES PTY LTD	9,847,026	1.76
11	WILLIAM TAYLOR NOMINEES PTY LTD	8,919,194	1.59
12	CITICORP NOMINEES PTY LIMITED	8,226,269	1.47
13	GROUP INVESTMENT AUSTRALIA PTY LTD	5,381,834	0.96
14	ZERO NOMINEES PTY LTD	5,154,678	0.92
15	MR JAMES DAVID TAYLOR + MRS MARION AMY TAYLOR AGEMENT S/F A/C>	4,830,077	0.86
16	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	3,259,821	0.58
17	MR MARCUS JAMES TAYLOR	3,200,862	0.57
18	CS FOURTH NOMINEES PTY LIMITED <HSBC CUST NOM AU LTD 11 A/C>	3,004,961	0.54
19	RBC INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C>	2,856,213	0.51
20	VISTRA GENEVA SA	2,800,000	0.50
	Total	387,249,860	69.08

Stock Exchange on which the Company’s Securities are quoted

The Company’s listed equity securities are quoted on the Australian Securities Exchange, under Ticker “SEA”.

Petroleum Exploration Licenses

As the Company is a petroleum exploration Company, below is a list of its interests in petroleum exploration licences granted, where the licences are situated and the percentage interest held.

Exploration & Development Assets

			Prospect
	ACREAGE		Ownership
U.S. Leases	Gross	Net	%
Eagle Ford	48,607	40,051	65-95
Greater Anadarko	43,551	22,894	50-100
US Grand Total	92,158	62,945

Australian Lease

Petroleum Lease License 570			17.5

On Market Buy-back

There is currently no on-market buy-back.

Corporate Information

Sundance Energy Australia Limited
ABN 76 112 202 883

Directors
Michael D. Hannell - Chairman
Eric McCrady - Managing Director and CEO
Damien A. Hannes - Non-Executive Director
Neville W. Martin - Non-Executive Director
Weldon Holcombe — Non-Executive Director

Company Secretary
Damien Connor

Registered Office
28 Greenhill Road
Wayville SA 5034
Phone: (61 8) 8363 0388
Fax: (61 8) 8132 0766
Website: www.sundanceenergy.com.au

Corporate Headquarters
Sundance Energy, Inc.
633 17th Street, Suite 1950
Denver, CO 80202 USA
Phone: (303) 543-5700
Fax: (303) 543-5701
Website: www.sundanceenergy.net

Auditors
Ernst & Young
Ernst & Young Centre
680 George Street
Sydney NSW 2000

Australian Legal Advisors
Baker & McKenzie
Level 27, AMP Centre
50 Bridge Street
Sydney, NSW 2000
Australia

Bankers
National Australia Bank Limited - Australia
Bank of America Merrill Lynch - United States

Share Registry
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

Securities Exchange Listing
Australian Securities Exchange (ASX)
ASX Code: SEA